PROSPECTUS

SLS INTERNATIONAL, INC.

7,817,000 SHARES OF COMMON STOCK

OFFERED BY SELLING STOCKHOLDERS

This prospectus relates to the sale of up to 7,817,000 shares of our common stock by selling stockholders. The selling stockholders will receive the common stock upon conversion of our outstanding Series B Preferred Stock and upon exercise of outstanding warrants and options. The prices at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of our shares by the selling stockholders or from the conversion of the Series B Preferred Stock. We may receive up to $28,822,000 from the exercise of the warrants and options, if they are exercised in full. We will use the proceeds from any exercise of warrants and options for working capital purposes.

Our common stock is quoted on the Nasdaq Over-The-Counter Bulletin Board under the symbol “SITI.OB.” On May 23, 2005, the last reported sale price for our common stock as reported on the Nasdaq Over-The-Counter Bulletin Board was $2.01 per share.

The securities offered in this prospectus involve a high degree of risk. You should consider the “Risk Factors” beginning on page 4 before purchasing our common stock.

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

SLS INTERNATIONAL, INC.

1650 W. Jackson

Ozark, Missouri 65721

(417) 883-4549

Unless otherwise specified, the information in this prospectus is set forth as of May 31, 2005, and we anticipate that changes in our affairs will occur after such date. We have not authorized any person to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If any person gives you any information or makes representations in connection with this offer, do not rely on it as information we have authorized. This prospectus is not an offer to sell our common stock in any state or other jurisdiction to any person to whom it is unlawful to make such offer.

PROSPECTUS SUMMARY

This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus including “Risk Factors” and the consolidated financial statements before making an investment decision.

The Company

We manufacture premium-quality loudspeakers and sell them through our dealer networks. The speakers use our proprietary ribbon-driver technology and are generally recognized in the industry as high-quality systems. We sell a Professional Line of loudspeakers; a Commercial Line of loudspeakers; Home Theatre systems; a line for recording and broadcast studios; a line for contractor installations and touring companies; a line of in-wall, in-ceiling and outdoor loudspeakers; and a line for the cinema and movie theater market. Our executive offices are located at 1650 W. Jackson, Ozark, Missouri, 65721, with telephone number (417) 883-4549.

The Offering by the Selling Stockholders

We entered into a promotion agreement with Global Drumz, Inc., pursuant to which we granted an option to purchase 1,000,000 shares of our common stock for $2.00 per share and a warrant to purchase 1,000,000 shares of our common stock for $7.00 per share. Global Drumz, one of the selling stockholders under this prospectus, is offering for sale up to 2,000,000 shares of our common stock, which are the shares issuable upon exercise of the option and warrant.

In November 2003, we entered into a consulting services agreement with William F. Fischbach, pursuant to which we issued 400,000 shares of our common stock. At the time of the agreement, we agreed to register 100,000 of such shares. On the date of the initial filing of the registration statement containing this prospectus, Mr. Fischbach owned 125,000 shares and we agreed to register all such 125,000 shares (rather than the initial requirement of 100,000), permitting Mr. Fischbach to offer such 125,000 shares for sale pursuant to this prospectus.

In March 2004, we commenced a private placement of up to 1,000,000 shares of Series B Preferred Stock at $20.00 per share. Each share is convertible into ten shares of our common stock six months after purchase. Attached to each share of Series B Preferred Stock are ten of our Class C Warrants. Each Class C Warrant has a term of three years and provides the right to purchase one share of our common stock at $7.00 per share. The Class C Warrants are immediately exercisable and detachable from the preferred share.

In connection with the private placement, we entered into an agreement with Kenny Securities Corp. to provide certain services to us. As compensation for such services, we agreed to pay Kenny Securities (a) a cash placement fee equal to 7% of the amount sold by Kenny Securities in the private placement; (b) warrants to purchase, at $2.00 per share, a number of shares of common stock equal to 10% of the number of shares issuable upon conversion of the Series B Preferred Stock sold by Kenny Securities; and (c) Class C Warrants for the same number of shares. We issued warrants to purchase up to 125,000 shares of our common stock at $2.00 per share to Kenny Securities for sales made by Kenny Securities in the private placement. Kenny Securities also received Class C Warrants to purchase 125,000 shares of our common stock, which shares are included in the shares offered hereby.

In the private placement, which closed on July 27, 2004, 272,100 shares of the Series B Preferred Stock were sold for $5,442,000 and will be convertible into 2,721,000 shares of our common stock. We have issued a total of 2,846,000 Class C Warrants, 2,721,000 of which were attached to shares of the Series B Preferred Stock and 125,000 of which were issued to Kenny Securities.

Under this prospectus, the selling stockholders are offering up to 7,817,000 shares of our common stock, which are the shares issuable upon conversion of the Series B Preferred Stock and upon exercise of the options and warrants described above. On May 23, 2005, there were 43,702,810 shares of our common stock outstanding and 192,050 shares of Series B preferred stock outstanding (80,050 shares of previously issued Series B preferred stock have converted to common stock). Upon the exercise of the options and warrants described above, and the conversion of the remaining unconverted Series B Preferred Stock, the number of shares offered by this prospectus represents 15.5% of our total common stock outstanding on May 23, 2005. The selling stockholders are not required to sell their shares, and any sales of common stock by the selling stockholders are entirely at the discretion of the selling stockholders.

We will receive no proceeds from the sale of shares of common stock in this offering. However, if all of the warrants and options are exercised in full, we may receive up to $19,572,000 in proceeds from the exercise of the Class C Warrants, up to $9,000,000 in proceeds from the exercise of the options and warrants held by Global Drumz, and up to $250,000 from the exercise of the $2.00 warrants issued to Kenny Securities. Kenny Securities also holds 125,000 of the Class C Warrants included above. Any proceeds received upon the exercise of such options and warrants will be used for working capital and general corporate purposes.

OTC Bulletin Board Symbol

Our stock trades on the Nasdaq Over-The-Counter Bulletin Board under the symbol “SITI.OB.” On May 23 2005, the last reported sale price for our common stock was $2.01 per share.

Rescission Offer

From May 1, 2002 through May 10, 2004, warrant holders exercised 2,545,800 of our Class A Warrants and 22,600 of our Class B Warrants for a total of 2,568,400 shares of common stock. The warrant holders paid an aggregate of $1,340,700 for these exercises. From May 1, 2002 through May 10, 2004, the registration statement that we filed with the U.S. Securities and Exchange Commission to register the common stock issuable upon exercise of these warrants may not have been “current” because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intend to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. Once made, the rescission offer is expected to remain open for 30 days. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder’s option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept the rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

RISK FACTORS

An investment in our common stock involves various risks, including those described in the risk factors below. You should carefully consider these risk factors, together with all of the other information included in this report, before you decide to invest in our common stock. If any of the following risks, or any other risks not described below, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected, the market price of our common stock could decline further and you could lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We Have a History of Losses and May Not Be Profitable in the Future if We Do Not Achieve Sufficient Revenue to Absorb Recent and Planned Expenditures.

We have experienced significant operating losses since investing in the development of ribbon driver technology in 1998 and, through December 31, 2004, have an accumulated retained deficit of approximately $23,541,337. If we do not achieve continued revenue growth sufficient to absorb our recent and planned expenditures, we could experience additional losses in future periods. These losses or fluctuations in our operating results could cause the market value of our common stock to decline.

We Will Depend on Additional Capital.

Our ability to implement our strategy and expand our operations largely depends on our access to capital. To implement our long-term strategy, we plan to make ongoing expenditures for the expansion and improvement of our product line and the promotion of our products. To date, we have financed our operations primarily through sales of equity and the issuance of notes. We will need to issue additional equity or other securities to obtain the financing required to continue our operations. However, additional capital may not be available on terms acceptable to us. Our failure to obtain sufficient additional capital could curtail or alter our growth strategy or delay needed capital expenditures.

Our Dependence upon Third-Party Dealers for Sales Makes Us Vulnerable to the Efforts of Others Which Are Beyond Our Control.

Our distributors may not continue their current relationships with us and they may give higher priority to the sale of our competitors’ products. In addition, to be effective, distributors must devote significant technical, marketing and sales resources to an often lengthy sales cycle. Our current and future distributors may not devote sufficient resources to market our products effectively and economic or industry conditions may adversely affect their ability to market or sell for us. A reduction in sales efforts or a discontinuation of distribution of our products by any distributor could lead to reduced sales and greater net losses.

We May Not Gain Market Acceptance of Our Ribbon Driver Technology.

We believe that revenues from our ribbon driver product line will account for a material portion of our revenue for the foreseeable future. Our future financial performance will depend on the market acceptance of our ribbon driver technology and products. To date, we have had limited sales of products containing our new technology ribbon drivers. If our ribbon driver technology and product line do not gain sufficient positive market acceptance, we may not achieve anticipated revenue, profits or continued viability.

In the Loudspeaker Market, We Are Subject to Intense Competition.

Although our ribbon driver loudspeaker products are relatively new and emerging, the markets for loudspeaker products are extremely competitive and we expect such competition to increase. The market for sound enhancement products in general is intensely competitive and sensitive to new product introductions or enhancements and marketing efforts by our competitors. The market is sustained by ongoing technological developments, frequent new product announcements and introductions, evolving industry standards and changing customer requirements. We expect to experience increasing levels of competition in the future. Although we have attempted to design our loudspeaker systems to compete favorably with competitive products, we may not be able to establish and maintain our competitive position against current or potential competitors. Aggressive competition could cause us to have sales and profitability below expectations.

If We Are Unable to Hire or Retain Qualified and Skilled Personnel as Necessary, We May Not Be Able to Develop New Products or Successfully Manage Our Business.

We believe our success will depend in large part upon our ability to identify, attract and retain highly skilled managerial, engineering, sales and marketing, finance and operations personnel. However, we may not be successful in identifying, attracting and retaining such personnel. Our success also depends to a great degree upon the continued contributions of our key management, engineering, sales and marketing, finance and manufacturing personnel, many of whom would be difficult to replace. In particular, we believe that our future success depends on John Gott, Chief Executive Officer. We presently maintain key person life insurance on Mr. Gott in the amount of $5 million, but we do not have an employment contract with him. If we experience the loss of the services of any of our key personnel, we may be unable to identify, attract or retain qualified personnel in the future. This could make it difficult for us to manage our business and meet key objectives, or achieve or sustain profits.

Our Patent Application May Not Be Issued and Even If It Is Issued, We Still May Not Be Able to Adequately Protect the Patent or Our Other Intellectual Property.

In September 2002, we filed a U.S. patent application on our proprietary ribbon driver technology. Our success will depend in significant part on our ability to obtain, preserve and defend U.S. patent protection for this technology. The patent may not be issued from the patent application. The issuance of a patent is not conclusive as to its validity or enforceability and, if a patent is issued, it is uncertain how much protection, if any, will be given to our patent if we attempt to enforce it. Litigation, which could be costly and time consuming, may be necessary to enforce our current patents or any patent issued in the future or to determine the scope and validity of the proprietary rights of third parties. A competitor may successfully challenge the validity or enforceability of a patent or challenge the extent of the patent’s coverage. If the outcome of litigation is adverse to us, third parties may be able to use our patented technology without payment to us. Even if we are successful in defending such litigation, the cost of litigation to uphold the patent can be substantial. On March 12, 2004, we acquired Evenstar, Inc., by a merger with and into our newly formed, wholly owned subsidiary, Evenstar Mergersub, Inc. Evenstar is the owner of one issued patent and a second patent that was issued in September 2004. The patents are for Evenstar’s digital amplification technology, which provides for substantially reduced production costs compared to amplifiers of comparable quality.

It is possible that competitors may infringe our patents or successfully avoid them through design innovation. To stop these activities we may need to file a lawsuit. These lawsuits are expensive and would consume time and other resources. In addition, there is a risk that a court would decide that our patent is not valid, that we do not have the right to stop the other party from using the inventions, or that the competitor’s activities do not infringe our patent.

Our competitive position is also dependent upon unpatented technology and trade secrets, which may be difficult to protect. Others may independently develop substantially equivalent proprietary information and techniques that would legally circumvent our intellectual property rights. Currently, we have not registered any potential trademarks and we may not be able to obtain registration for such trademarks.

The Use of Our Technologies Could Potentially Conflict With the Rights of Others.

Our competitors, or others, may have or may acquire patent rights that they could enforce against us. If our products conflict with patent rights of others, third parties could bring legal actions against us or our suppliers or customers, claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to alter our products or obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms or at all. The cost to us of any litigation or other proceeding relating to intellectual property rights, even if resolved in our favor, could be substantial.

We Must Expand Our Operations to Commercialize Our Products, Which We May Not Be Able to Do.

We will need to expand and effectively manage our operations and facilities to successfully pursue and complete our commercialization efforts. We will need to add personnel, including management, and expand our capabilities, which may strain our existing managerial, operational, financial and other resources. To compete effectively and manage our growth, we must train, manage and motivate a substantially larger employee base, accurately forecast demand for our products and implement operational, financial and management information systems. In the event that we fail to expand or manage our growth effectively or if we cannot recruit qualified employees, our commercialization efforts could be curtailed or delayed.

We May Acquire Other Businesses or Technologies, and We May Not be Able to Integrate and Operate the Acquisitions.

In March 2004 we acquired Evenstar, Inc. From time to time, we have considered the acquisition of other businesses or other technologies, and we continue to consider such acquisitions as opportunities arise. Some of these businesses and technologies, including Evenstar, are directly related to our business and others are not. If we make any such acquisitions, we may not be able to efficiently combine our operations with those of the businesses or technologies we acquire without encountering difficulties. These difficulties could result from a variety of issues, including incompatible operating practices, corporate cultures, product lines, or technologies. As a result, we may have difficulties in integrating, managing and operating the acquired businesses and technologies.

RISKS RELATED TO OUR SECURITIES

Since Our Common Stock is Thinly Traded, It Can Be Subject to Extreme Rises or Declines in Price, and You May Not Be Able to Sell Your Shares at or Above the Price You Paid.

You may have difficulty reselling shares of our common stock. You may not be able to resell your shares at or above the price you paid, or at a fair market value. The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies. These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company.

Future Sales of Common Stock Could Depress the Price of Our Common Stock.

Future sales of substantial amounts of our common stock pursuant to Rule 144 under the Securities Act of 1933 or otherwise could have a material adverse impact on the market price for the common stock at the time. On February 1, 2005, there were approximately 25,011,318 outstanding shares of our common stock held by stockholders that are deemed “restricted securities” as defined by Rule 144 under the Securities Act. The resale of many of these shares has been registered on a registration statement filed with the U.S. Securities and Exchange Commission. Upon sale pursuant to such registration statement, the shares would no longer be restricted securities. Also, under certain circumstances, these shares may be sold without registration pursuant to the provisions of Rule 144. In general, under Rule 144, a person (or persons whose shares are aggregated) who has held the stock for one year may, under certain circumstances, sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the shares outstanding or the average weekly trading volume during the four calendar weeks preceding the notice of sale required by Rule 144. In addition, Rule 144 permits, under certain circumstances, the sale of restricted securities without any quantity limitations by a non-affiliate who has held the security for two years. Any sales of shares by stockholders pursuant to a registration statement or Rule 144 may have a depressive effect on the price of our common stock.

We May Have Liability for Prior Issuances of Our Stock.

From May 1, 2002 through May 10, 2004, warrant holders exercised 2,545,800 of our Class A Warrants and 22,600 of our Class B Warrants for a total of 2,568,400 shares of common stock. The warrant holders paid an aggregate of $1,340,700 for these exercises. From May 1, 2002 through May 10, 2004, the registration statement that we filed with the U.S. Securities and Exchange Commission to register the common stock issuable upon exercise of these warrants may not have been “current” because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intend to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. Once made, the rescission offer is expected to remain open for 30 days. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder’s option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept the rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

Shares of Convertible Preferred Stock May Not Have Been Validly Issued.

In 2001 - 2003, we sold shares of our Convertible Preferred Stock, which is sometimes reflected in our financial statements as our Series A Preferred Stock. We subsequently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and we made such filing in December 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued under Delaware law. We are assessing the effects of the delay and determining what actions we will take, if any, to remedy the effects of the delay. To date, we have issued 1,891,473 shares of the Convertible Preferred Stock, all of which were issued prior to the filing of the certificate of designation and 350,873 of which remain outstanding. All other shares have converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share.

Our Internal Controls Over Financial Reporting May Not be Effective and Our Independent Auditors May Not be Able to Certify as to Their Effectiveness.

We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. We are currently performing the system and process evaluation and testing required (and any necessary remediation) in an effort to comply with management certification and auditor attestation requirements of Section 404. The management certification and auditor attestation requirements of Section 404 will initially apply to us as of either December 31, 2005 or December 31, 2006. In the course of our ongoing Section 404 evaluation, we will seek to identify areas of internal controls that need improvement and to design enhanced processes and controls to address these and any other issues that might be identified through this review. In the evaluation process, we may identify conditions that may result in significant deficiencies or material weaknesses in the future.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent auditors may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, including the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results.

We expect to incur expenses of an aggregate of approximately $200,000 in 2005 in connection with our compliance with Section 404.

Certain Restrictive Covenants May Limit Our Ability to Raise Additional Capital and Affect Other Aspects of Our Business.

In our January 2005 private placement of Series C Preferred Stock and warrants, we entered into a securities purchase agreement with the investors. The agreement contains numerous covenants that limit our financing and other activities, including those described in the following paragraphs.

So long as at least 3,750 shares of the Series C Preferred Stock are outstanding and held by the original purchasers thereof, we may not pay any cash dividends, make distributions, redeem or repurchase any capital stock, or repay or prepay any indebtedness of ours other than as expressly required pursuant to the terms of such indebtedness.

So long as any shares of the Series C Preferred Stock are beneficially owned by the original purchasers thereof, we may not issue or sell any rights, warrants or options to subscribe for or purchase our common stock, or any other securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, at an effective conversion, exchange or exercise price that varies or may vary with the market price of our common stock.

Prior to January 3, 2007, the investors in the January 2005 private placements have a right to participate in any issuance of equity securities, equity-linked securities, or convertible debt, subject to certain exceptions. The participation rights may prevent other potential investors from making offers for, or entering into agreements to purchase, our securities and thereby limiting our ability to raise capital.

If we issue our common stock at a price per share less than the then-current exercise price of the 6,000,000 warrants issued together with the sale of our Series C Preferred Stock, the exercise price of the warrants shall be adjusted downward pursuant to a formula set forth in the warrants.

We Are Obligated to Redeem Our Series C Preferred Stock Upon the Occurrence of Certain Events.

Pursuant to the terms of the certificate of designation for our Series C Preferred Stock, we are required to redeem the Series C Preferred Stock upon the occurrence of certain events, including the following:

•

our common stock is suspended from trading on any of, or is not listed or quoted (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the Nasdaq Over-The-Counter Bulletin Board for an aggregate of ten or more trading days in any twelve-month period;

•

the registration statement of which this prospectus is a part, after being declared effective, cannot be used by the holders of Series C Preferred Stock for the resale of all of the common stock issuable to them for an aggregate of more than 20 days, subject to certain exceptions;

•

we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed;

•

bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any subsidiary of ours and if instituted against us or any of our subsidiaries by a third party, shall not be dismissed within 60 days of their initiation;

•

if at least 3,750 shares of Series C Preferred Stock are outstanding and held by the original purchasers thereof and we do any of the following:

(a)

sell, convey or dispose of all or substantially all of our assets;

(b)

consummate specified mergers, consolidations or business combinations;

(c)

engage in transactions providing for sales or issuances by us or our stockholders that result in the purchaser owning or having the right to acquire greater than 35% of the outstanding shares of our common stock (calculated on a fully diluted basis); or

(d)

issue or agree to issue any equity or equity-linked securities or debt that is convertible into equity or in which there is an equity component, subject to certain exceptions;

•

we either fail to make any payment with respect to any of our indebtedness in excess of $250,000, subject to certain exceptions, or default under any agreement binding us, subject to certain exceptions; or

•

we breach any material term under the certificate of designation for our Series C Preferred Stock, the Series C Preferred Stock securities purchase agreement, the registration rights agreement or the warrants attached to the Series C Preferred Stock, subject to certain exceptions.

Any such redemption would be made at a premium in excess of the purchase price of the shares of Series C Preferred Stock, as determined by a formula set forth in the certificate of designation for the Series C Preferred Stock. These requirements may cause us to pay a significant amount of money to redeem the Series C Preferred Stock or may cause us to avoid taking certain actions in order to prevent the occurrence of such redemption requirement.

We May Be Required to Pay Substantial Amounts to the Investors in Our January 2005 Private Placement Upon the Occurrence of Certain Events.

In connection with the January 2005 private placement of our Series C Preferred Stock and warrants, we agreed to file a registration statement to register the resale of shares of our common stock by the investors in the private placement. We have an obligation to register additional shares that may be issuable from time to time as a result of potential adjustments to the preferred stock and warrants. We filed a registration statement to register the resale of these shares, and the registration statement was declared effective in February 2005.

We could be required to pay amounts to each investor upon the occurrence of certain events, including (a) the number of the investors’ shares registered on the registration statement is less than the number then issued or issuable to such investors pursuant to the Series C Preferred Stock and warrants; (b) sales of our common stock can not be made pursuant to the registration statement; or (c) our common stock is not traded, listed or included for quotation, as applicable, on the Nasdaq Over-The-Counter Bulletin Board, certain stock exchanges or certain automated quotation systems. Each of the foregoing events are, to some extent, beyond our control.

If any of the foregoing events occur, then we would be required to pay each investor an amount equal to the product of (x) the number of shares of Series C Preferred Stock held by such investor (plus any shares of preferred stock that have been converted into shares of our common stock then held by such investor as if such shares of preferred stock had not been so converted) multiplied by the per share purchase price, multiplied by (y) .01, for each thirty-day period (or portion thereof) beginning April 3, 2005 and ending July 2, 2005, and .02 for each thirty-day period beginning July 2, 2005 (or portion thereof) and prior to the date the registration statement is declared effective by the SEC. Assuming that the 6,000,000 shares of Series C Preferred Stock currently outstanding remain the number outstanding during such periods, then the amounts payable pursuant to such provisions are $150,000 through July 2, 2005 and $300,000 thereafter.

FORWARD-LOOKING STATEMENTS

This registration statement, as well as our other reports filed with the SEC and our press releases and other communications, contain forward-looking statements made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Forward-looking statements include all statements regarding our expected financial position, results of operations, cash flows, dividends, financing plans, strategy, budgets, capital and other expenditures, competitive positions, growth opportunities, benefits from new technology, plans and objectives of management, and markets for stock. These forward-looking statements are based largely on our expectations and, like any other business, are subject to a number of risks and uncertainties, many of which are beyond our control. The risks include those stated in the “Risk Factors” section of this registration statement and economic, competitive and other factors affecting our operations, markets, products and services, expansion strategies and other factors discussed elsewhere in this registration statement and the other documents we have filed with the Securities and Exchange Commission. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this registration statement will in fact prove accurate, and our actual results may differ materially from the forward-looking statements.

MARKET FOR OUR SHARES

Market Information

Our common stock is traded on the NASDAQ over-the-counter (“OTC”) Bulletin Board under the symbol “SITI.OB” and our corporate name is SLS International, Inc. On May 23, 2005, the last reported sale price for our common stock as reported on the Nasdaq Over-The-Counter Bulletin Board was $2.01 per share. The table below sets forth, by quarter, the sales information for our common stock as reported on the Over-the-Counter Bulletin Board in our last two fiscal years. The over-the-counter quotes reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

	Bid Prices
Period	Low	High

Quarter Ended March 31, 2005	$1.86	$2.85

Quarter Ended December 31, 2004	$1.47	$2.90
Quarter Ended September 30, 2004	$1.25	$2.85
Quarter Ended June 30, 2004	$2.21	$3.00
Quarter Ended March 31, 2004	$2.65	$3.46

Quarter Ended December 31, 2003	1.37	3.92
Quarter Ended September 30, 2003	0.75	1.85
Quarter Ended June 30, 2003	0.19	0.60
Quarter Ended March 31, 2003	0.20	0.45

Holders

On March 21, 2005, there were approximately 270 holders of record of our common stock, based on information furnished by our transfer agent. Shares of our common stock are also held in “street” name and may, therefore, be held by numerous beneficial owners.

Dividend Policy

We have not paid any cash dividends in our past two fiscal years and do not anticipate paying cash dividends in the foreseeable future. We intend to retain future earnings to fund the development and growth of our business. Any payment of dividends in the future will be at the discretion of our board of directors and will be dependent upon our earnings, financial condition, capital requirements and other factors deemed relevant by our board of directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

OVERVIEW

We manufacture premium-quality loudspeakers and sell them through our dealer networks. The speakers use our proprietary ribbon-driver technology and are generally recognized in the industry as high-quality systems. We sell a Professional Line of loudspeakers; a Commercial Line of loudspeakers; Home Theatre systems; a line for recording and broadcast studios; a line for contractor installations and touring companies; a line of in-wall, in-ceiling and outdoor loudspeakers; and a line for the cinema and movie theater market.

From the early 1990’s through 1999 we derived substantially all of our revenue from marketing, renting, selling and installing sound and lighting systems under the name Sound and Lighting Specialist Inc. In June 1999, due to the favorable customer acceptance of our custom-designed loudspeaker systems, we ceased these historical operations and began focusing all efforts towards becoming a loudspeaker manufacturer and selling to dealers and contractors on a wholesale basis. As a result, we have been essentially in a development stage, as we are bringing to market products that we introduced in 2000 and 2001 and designing and bringing to market additional products.

We began selling loudspeakers in June 2000 when we introduced our Professional Line. We introduced our other lines of speakers in subsequent years, with the most recent being the Cinema line, which we started selling in 2004. Our products are primarily sold through a network of approximately 200 dealers for our Professional and Commercial lines, 20 dealers for our Home Theater line, and 15 foreign distributors. We recently began selling products directly through a corporate sales department that targets major “big box” retailers.

SLS International, Inc. was formed on July 25, 2000 and had no previous operations. On the same date, this corporation merged with Sound and Lighting Specialist Inc., its sole shareholder, and SLS International, Inc. was the surviving corporation. The information in this section should be read together with the financial statements, the accompanying notes to the financial statements and other sections included in this report.

YEARS ENDED DECEMBER 31, 2004 AND DECEMBER 31, 2003

RESULTS OF OPERATIONS

Year ended December 31, 2004 as compared to the year ended December 31, 2003. For the year ended December 31, 2004, revenue increased to $2,040,575 from $968,245 in 2003, as a result of the further roll-out of our product line and customer acceptance of our products. Gross profit percentage decreased to 26% in 2004 from 38% in 2003, primarily as a result of new personnel that were in training and sales of several large systems at high promotional discounts.

General and administrative expenses for 2004 increased to $9,179,555 ($5,115,554 of which were non-cash charges) from $4,492,237 in 2003 ($1,799,248 of which were non-cash charges). The following table compares categories of our general and administrative expenses in 2004 to 2003:

Year Ended December 31, 2004	Year Ended December 31, 2003

Non-cash G&A expense items:

Charges for stock and options issued for consulting and investor relation services

Charges for options issued to directors and officers

Impairment charge – Evenstar, Inc.

Total non-cash G&A expenses

Cash G&A expense items:

Consulting and investor relation services

Acquisitions – SA Sound

Impairment charge – Evenstar, Inc.

Other cash G&A expenses

Total cash G&A expenses

Total G&A expenses

$ 4,179,266 87,786 848,502 5,115,554 802,748 109,165 300,000 2,852,088 4,064,001 $ 9,179,555	$ 1,799,248 23,134 0 1,822,382 1,304,905 1,364,950 2,669,855 $ 4,492,237

Included in the increased general and administrative expenses are one-time charges totaling $1,658,889 for promotional services provided by performing artist Quincy Jones through Global Drumz, Inc. Of these charges, $1,408,889 are included in the table above as non-cash charges for stock and options issued for consulting and investor relation services and $250,000 are included as cash charges for consulting and investor relation services.

In 2004 we reported an increased net loss of $8,646,333 as compared to a net loss of $3,979,341 in 2003, primarily as a result of the increased general and administrative expenses as well as a decrease in other income, which were partially offset by increased revenue.

Other income decreased to $46,434 in 2004, compared to other income of $145,864 in 2003, due primarily to other income recognized in 2003 from the write-off of accounts payable.

Year ended December 31, 2003 as compared to the year ended December 31, 2002. For the year ended December 31, 2003, revenue increased to $968,245 from $790,582 in 2002, as a result of the further roll-out of our product line and customer acceptance of our products. Gross profit percentage increased to 38% in 2003 compared to 32% in 2002, primarily as a result of decreased cost of goods sold for larger quantity purchases, higher margins for certain new products and decreased cost of goods sold from partial outsourcing of certain products.

General and administrative expenses for 2003 increased to $4,492,238 from $2,468,565 in 2002, primarily as a result of increased expenses for consulting and investor relation services. In 2003, we spent an aggregate of $3,104,153 for such services, $1,799,248 of which was non-cash charges related to the issuance of stock or stock options for such services. In 2002, we spent an aggregate of $1,303,770 for such services, $1,074,229 of which was non-cash charges related to the issuance of stock for such services. Services rendered included promotional services, assistance with product promotion and distribution, business development services, marketing services, merger and acquisition services, public relations, investor relations, and capital raising. Excluding such consulting and investor relations services, our general and administrative expenses increased by $223,290 in 2003. This increase is attributed to increases in advertising expenses, accounting and legal expenses, property lease expenses, equipment lease expenses, and additional employees, partially offset by a decrease in bad debt expense.

In 2003, primarily as a result of the increased general and administrative expense, which was partially offset by increased revenue and an improved gross profit percentage, we reported an increased net loss of $3,979,341 as compared to a net loss of $2,242,325 in 2002.

Other income(expense) increased to $145,864 in other income in 2003, compared to other expense of $27,099 in 2002, due primarily to write-offs of accounts payable, a change in reserves for doubtful accounts, and income received from accounts receivable that were previously written off.

FINANCIAL CONDITION

On December 31, 2004, our current assets exceeded current liabilities by $12,229,108 as compared to December 31, 2003 when our current assets exceeded current liabilities by $1,945,227. On December 31, 2004, net assets exceeded total liabilities by $12,645,461 compared to December 31, 2003 when net assets exceeded total liabilities by $2,249,489. The improvement in working capital was due primarily to increases in cash resulting from the closing of our private placement of Series B Preferred Stock in July 2004 and a deposit on a private placement of Series C Preferred Stock, which sale of Series C Preferred Stock closed in January 2005, as further discussed below. We also increased our inventory, purchased equipment and made leasehold improvements, all of which resulted in an improved working capital position, partially offset by an increase in accrued liabilities.

We have experienced operating losses and negative cash flows from operating activities in all recent years. The losses have been incurred due to the development time and costs in bringing our products through engineering and to the marketplace. In addition we have not paid notes payable and accounts payable on due dates. However, the private placements in 2004 and January 2005 improved our working capital position sufficiently so that the reports of our accountants on our 2004 financial statements did not contain any qualifications.

In 2004, 2003 and 2002, we entered into consulting agreements that required us to issue an aggregate of 3,815,452 shares of common stock, options to purchase 100,000 shares of Class A Preferred Stock (each such share of preferred stock converts into 10 shares of common stock), and options to purchase 2,500,000 shares of our common stock. Total expenses accrued under such agreements were $3,807,030, $2,443,056 of which has been amortized through December 31, 2004, and the remainder of which is to be amortized in subsequent periods over the respective terms of such agreements. The difference between such total expenses and the amount amortized is reflected as unamortized cost of stock issued for services on the balance sheet.

Accounts receivable decreased slightly to $271,429 on December 31, 2004, compared to $277,665 on December 31, 2003.

Net fixed assets increased to $427,304 on December 31, 2004, from $320,193 a year earlier, due primarily to leasehold improvements for additional office space and new equipment, including office furniture and computers.

Accrued liabilities increased to $630,503 on December 31, 2004 from $26,138 on December 31, 2003, because we accrued $600,000 of finder’s fees payable in connection with the deposits on sales of Series C Preferred Stock, which closed in January 2005, as described below.

Compared to year-end 2003, we are currently experiencing a significantly improved cash position, as we had $10,712,858 in cash on December 31, 2004. Nevertheless, in order to continue to expand operations and fulfill our business plan, we will likely be required to raise additional funds.

In 2004 we privately sold our Series B Preferred Stock for total net proceeds of $5,102,250 in a private placement that commenced in March 2004 and closed in July 2004. We received funds from time to time upon sale of the preferred stock and placed the proceeds into our working capital upon receipt. Each share of Series B Preferred Stock is convertible into ten shares of our common stock six months after purchase. Prior to conversion, the shares have no voting rights. Attached to each preferred share are ten of our class C warrants. Each Class C Warrant has a term of three years and provides the right to purchase one share of our common stock at $7.00 per share. The Class C Warrants are immediately exercisable and detachable from the preferred share. If the average closing market price for our common stock is equal to or greater than $10.50 per share for a period of 30 days, then we are entitled to repurchase such warrants, with 30 days notice, at a price of $.001 per warrant.

In addition, we had outstanding warrants that, upon exercise, provided additional proceeds of $179,200 in 2004. The shares of common stock were issued pursuant to a registration statement declared effective by the U.S. Securities and Exchange Commission in 2001, registration statement number 333-43770. However, from May 1, 2002 through May 10, 2004, such registration statement may not have been “current” because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intend to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. Once made, the rescission offer is expected to remain open for 30 days. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder’s option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept the rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

On January 4, 2005, we completed a private placement of our Series C Convertible Preferred Stock for an aggregate purchase price of $15 million. The investors also received five-year warrants to purchase an aggregate of 6,000,000 shares of our common stock at an exercise price of $6.00 per share, subject to certain adjustments. The preferred stock is initially convertible, at the holder’s option, into an aggregate of 6,000,000 shares of our common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock, which would be convertible into additional shares of common stock. We may redeem the warrants (or require the holder to exercise them) and may require holders to convert the preferred stock to common stock if certain conditions are met. On December 31, 2004, we were holding a deposit of $8,849,420, reflected on the consolidated balance sheet as “Deposits on Preferred Stock, Series C,” which was applied to the purchase of Series C Preferred Stock on January 4, 2005.

There is intense competition in the speaker business with other companies that are much larger and national in scope and have greater financial resources than we have. We will require additional capital to continue our growth in the wholesale speaker market. We are relying upon our ability to obtain the necessary financing through the issuance of equity and upon our relationships with our lenders to sustain our viability.

In the past, we have been able to privately borrow money from individuals by the issuance of notes and have sold our stock to raise capital. We intend to continue to do so as needed. However, we cannot be certain that we will continue to be able to successfully obtain such financing. If we fail to do so, we may be unable to continue as a viable business.

QUARTER ENDED MARCH 31, 2005

RESULTS OF OPERATIONS

Quarter ended March 31, 2005 as compared to the quarter ended March 31, 2004. For the quarter ended March 31, 2005, revenue increased to $824,720 from $420,916 in the 2004 period, a 96% increase, resulting primarily from the positive results of a marketing program we started in January 2004 and our increased production capabilities resulting from a facilities expansion completed in December 2003. Our gross profit percentage increased to approximately 41% in the 2005 period from approximately 40% in the 2004 period, primarily as a result of the introduction of new proprietary products, manufacturing efficiencies in our new facility, and reduced materials cost by purchasing in volume.

General and administrative expenses for the 2005 first quarter increased to $3,032,430 ($916,067 of which were non-cash charges) from $2,956,689 ($1,502,845 of which were non-cash charges) in the 2004 first quarter, a relatively insignificant increase of $75,741. The following table compares categories of our general and administrative expenses in the first quarter of 2005 to the first quarter of 2004:

	Three Months Ended
	March 31, 2005	March 31, 2004
Non-cash G&A expense items:
Charges for stock and options issued for
consulting and investor relation services	$425,199	$654,343
Charges for options issued to directors	490,868	—
Impairment charge - Evenstar, Inc.	—	848,502

Total non-cash G&A expenses	$916,067	$1,502,845

Cash G&A expense items:
Consulting and investor relation services	321,370	361,600
Advertising and promotion	812,747	82,366
Acquisitions - SA Sound	—	109,165
Acquisitions - Expiration of BG deal	100,000	—
Impairment charge - Evenstar, Inc.	—	300,000
Other cash G&A expenses	882,245	600,713

Total cash G&A expenses	2,116,363	1,453,844

Total G&A expenses	$3,032,430	$2,956,689

Due principally to the gross profit increase, partially offset by the slight increase in general and administrative expense, our net loss decreased to $2,645,696 in the first quarter of 2005 as compared to a net loss of $2,783,818 in the comparable quarter of 2004.

Other income (expense) increased to net other income of $47,739 in the 2005 first quarter as compared to net other income of $4,871 in the 2004 first quarter, primarily due to increased amounts of cash following our private placement of Series C Convertible Preferred Stock, which earned interest in bank accounts and certificates of deposit.

FINANCIAL CONDITION

On March 31, 2005, our current assets exceeded current liabilities by $11,210,757, compared to an excess of $12,229,108, on December 31, 2004. Total assets exceeded total liabilities by $15,615,831, compared to an excess of total assets over total liabilities of $12,645,461 on December 31, 2004. The changes in working capital, total assets, and total liabilities were principally due to the receipt of $13,340,408 in net proceeds from the closing of our private placement ($8,849,420 of which had been received prior to December 31, 2004) and the purchase of our new headquarters and manufacturing facility for $3,500,000. In the first quarter of 2005, we also invested $203,095 for a new vehicle, $320,508 for improvements to the new headquarters and manufacturing facility, reduced accounts payable by $154,204, and reduced accrued liabilities by $594,716, as we paid a $600,000 liability accrued at December 31, 2004 for a finder's fee in connection with the January 2005 private placement of Series C Preferred Stock. Deposits - Merger decreased to $0, as we wrote off the $100,000 paid pursuant to Bohlender-Graebener Corporation upon expiration of such agreement. Deposits - Inventory increased by approximately $76,000 as we placed additional orders for materials to meet our increased production levels. On March 31, 2005, we had a backlog of orders of approximately $150,000.

We have experienced operating losses and negative cash flows from operating activities in all recent years. The losses have been incurred due to the development time and costs in bringing our products through engineering and to the marketplace. The report of our accountants contains an explanatory paragraph indicating that these factors raise doubt about our ability to continue as a going concern.

In order to continue operations, we have been dependent on raising additional funds, and as discussed above, on January 4, 2005, we completed a private placement of 15,000 shares of our Series C Convertible Preferred Stock for an aggregate purchase price of $15 million (net proceeds of $13,340,408). The investors also received five-year warrants to purchase an aggregate of 6,000,000 shares of our common stock at an exercise price of $6.00 per share, subject to certain adjustments. The preferred stock is initially convertible, at the holder's option, into an aggregate of 6,000,000 shares of our common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock, which would be convertible into additional shares of common stock. We may redeem the warrants (or require the holder to exercise them) and may require holders to convert the preferred stock to common stock if certain conditions are met. Through March 31, 2005, holders had converted 550 shares of the Series C Preferred Stock into common stock, leaving 14,450 shares of Series C Preferred Stock outstanding.

In the 2004 first quarter, we entered into an agreement with the owners of SA Sound B.V. and SA Sound USA, Inc. giving us an option to acquire said companies at any time prior to February 27, 2004 for a purchase price of 370,000 euros, or approximately $467,000. We paid approximately $63,000 for this option. The option agreement entitled us to a refund of the option price if the due diligence performed disclosed any material adverse facts. After completion of the due diligence, we determined not to exercise the option to purchase and we have asserted a right to a refund of the option price. The sellers have challenged the return of the option fee.

On March 12, 2004, we acquired Evenstar, Inc., by a merger with and into our newly formed, wholly owned subsidiary, Evenstar Mergersub, Inc. Evenstar is the owner of one issued patent and a second patent that was issued in September 2004. The patents are for Evenstar's digital amplification technology, which provides for substantially reduced production costs compared to amplifiers of comparable quality. In consideration for Evenstar, we paid $300,000 in cash and issued 300,000 shares of common stock to the stockholders of Evenstar. In connection with the acquisition, we hired the former president of Evenstar as the head of our new electronics division, with responsibility for designing and developing new electronics products. Our ability to integrate Evenstar into our operations will have a substantial effect on our future performance.

On April 2, 2004, we entered into a strategic alliance agreement with Bohlender-Graebener Corporation ("BG"). We paid BG $100,000 on April 2, 2004 for this agreement. The agreement term is for one year and can be extended for any length of time after the first year by mutual agreement between BG and us. During the term of the agreement BG is required to work with us, diligently and in good faith, to consummate a merger. During the first six months of the agreement, BG is not permitted to solicit any offer to purchase BG, and is not permitted to respond to any unsolicited offer. In addition to the above, BG has granted us exclusive sales and marketing rights to certain BG products and we have committed to purchase certain minimum quantities of various BG products at agreed-upon prices. Those purchase commitments are as follows; $175,000 in the third quarter of 2004, $175,000 in the fourth quarter of 2004, and $200,000 in the first quarter of 2005. In the event no agreement to merge the companies on mutually acceptable terms can be reached before termination of the agreement, BG will be entitled to keep the $100,000 cash payment as consideration for its performance under the agreement. In October 2004, we agreed to pay BG an additional $100,000 to extend certain terms of the strategic alliance agreement. In addition to the $100,000 payment, we also agreed to purchase 500 units of product. In return BG agreed to extend exclusive merger negotiations by six months, provide exclusivity for one of its products to us, and provide $100,000 in discounts against future product purchases. This agreement expired in April 2005.

There is intense competition in the speaker business with other companies that are much larger and national in scope and have greater financial resources than we have. We will require additional capital to continue our growth in the speaker market. We are relying upon our ability to obtain the necessary financing through the issuance of equity and upon our relationships with our lenders to sustain our viability. On March 31, 2005, we had $4,814,195 in cash, a certificate of deposit for $2,000,000 maturing on December 10, 2005, and a certificate of deposit for $2,000,000 maturing on January 7, 2006. We believe this cash is more than sufficient to fund our planned operations for at least the next twelve months.

In the past, we have been able to privately borrow money from individuals by the issuance of notes, and we have been able to raise money by the issuance of preferred stock and common stock. We intend to continue to do so as needed. However, we cannot be certain that we will continue to be able to successfully obtain such financing. If we fail to do so, we may be unable to continue as a viable business.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the following selling stockholders:

•

Global Drumz, who will receive shares of common stock upon exercise of options and warrants that it received pursuant to a promotion agreement

•

Investors who will receive shares of our common stock upon conversion of our Series B Preferred Stock and exercise of our Class C Warrants

•

Kenny Securities, who will receive shares of our common stock upon exercise of a warrant with an exercise price of $2.00 per share

•

William F. Fischbach, who received 400,000 shares pursuant to a consulting services agreement, and may sell up to 125,000 of such shares pursuant to this prospectus.

We will receive no proceeds from the sale of shares of common stock in this offering. However, if all of the warrants and options are exercised in full, we may receive up to $19,572,000 in proceeds from the exercise of the Class C Warrants, up to $9,000,000 in proceeds from the exercise of the options and warrants held by Global Drumz, and up to $250,000 from the exercise of the $2.00 warrants issued to Kenny Securities. Kenny Securities also holds 125,000 of the Class C Warrants included above. Any proceeds received upon the exercise of such options and warrants will be used for working capital and general corporate purposes.

BUSINESS

We manufacture premium-quality loudspeakers and sell them through our dealer networks. The speakers use our proprietary ribbon-driver technology and are generally recognized in the industry as high-quality systems. We sell a Professional Line of loudspeakers; a Commercial Line of loudspeakers; Home Theatre systems; a line for recording and broadcast studios; a line for contractor installations and touring companies; a line of in-wall, in-ceiling and outdoor loudspeakers; and a line for the cinema and movie theater market.

From the early 1990’s through 1999 we derived substantially all of our revenue from marketing, renting, selling and installing sound and lighting systems under the name Sound and Lighting Specialist Inc. In June 1999, due to the favorable customer acceptance of our custom-designed loudspeaker systems, we ceased these historical operations and began focusing all efforts towards becoming a loudspeaker manufacturer and selling to dealers and contractors on a wholesale basis. As a result, we have been essentially in a development stage, as we are bringing to market products that we introduced in 2000 and 2001 and designing and bringing to market additional products.

We began selling loudspeakers in June 2000 when we introduced our Professional Line. We introduced our other lines of speakers in subsequent years, with the most recent being the Cinema line, which we started selling in 2004. Our products are primarily sold through a network of approximately 200 dealers for our Professional and Commercial lines, 20 dealers for our Home Theater line, and 15 foreign distributors. We recently began selling products directly through a corporate sales department that targets major “big box” retailers.

SLS International, Inc. was formed on July 25, 2000 and had no previous operations. On the same date, this corporation merged with Sound and Lighting Specialist Inc., its sole shareholder, and SLS International, Inc. was the surviving corporation. The information in this section should be read together with the financial statements, the accompanying notes to the financial statements and other sections included in this report.

Recent Events

On January 4, 2005, we completed a private placement of our newly designated Series C Convertible Preferred Stock for an aggregate purchase price of $15 million. The investors also received five-year warrants to purchase an aggregate of 6,000,000 shares of our common stock at an exercise price of $6.00 per share, subject to certain adjustments. The securities were purchased by BayStar Capital II, L.P., PSO Trading IV, LLC, HFTP Investment L.L.C., and Royal Bank of Canada. The preferred stock is initially convertible, at the holder’s option, into an aggregate of 6,000,000 shares of our common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock, which would be convertible into additional shares of common stock. We may redeem the warrants (or require the holder to exercise them) and may require holders to convert the preferred stock to common stock if certain conditions are met.

In a private placement that closed on July 27, 2004, we sold 272,100 shares of our Series B Preferred Stock for $5,442,000, which have converted or are convertible into 2,721,000 shares of our common stock. We also issued a total of 2,846,000 Class C Warrants, 2,721,000 of which were attached to shares of the Series B Preferred Stock and 125,000 of which were issued to Kenny Securities for services as a placement agent.

In March 2004, we completed a merger of Evenstar, Inc. into a newly formed, wholly owned subsidiary. As a result of the merger, we now own, through the subsidiary, certain technologies and proprietary rights, including those embodied in one issued patent and one patent application. The technologies consist of digital amplification technologies that we intend to use in our loudspeakers and in stereo amplifiers in a product line complementary to our loudspeakers. We intend to sell these products through our current distribution channels, as well as through relationships that we expect to develop with mass merchandisers and real estate developers. In exchange for such technologies, we paid $300,000 in cash and issued 300,000 shares of our common stock to the seller.

We entered into a lease agreement with Bull Creek Ranch LLC on December 4, 2004. Pursuant to the agreement, we agreed to lease approximately 150,000 square feet of property in Ozark, Missouri through February 28, 2010 at a base rent of $18,750 per month for the first twelve months and $28,125 thereafter, with adjustments and additional charges set forth in the agreement. The lease agreement also provided us with an option to purchase the property for $3,500,000, increasing by 5% for each year after the first year of the lease term. On February 3, 2004, we purchased the property for $3,500,000, pursuant to the option to purchase. As a result, the lease agreement terminated. John Gott, our President, Chief Executive Officer and a Director, is a manager of, and a member owning a 50% interest in, Bull Creek Ranch LLC. As a result, Mr. Gott had a material interest in the lease agreement and in our purchase of the property.

Development

Initially, we engaged in the direct sale and installation of sound systems for various customers and rented lighting and sound equipment. The business evolved into the business of designing cabinets for loudspeaker systems for sale and installation. We manufactured the cabinets and purchased the components, which consisted of compression drivers and woofers from independent manufacturers, and sold and installed the systems for our customers. The compression drivers make the high frequency or treble sounds and the woofers make the low frequency or bass sounds. During 1994, we expanded our line of loudspeaker systems to include speakers that used ribbon drivers instead of compression drivers. At that time, we purchased the ribbon drivers from an independent manufacturer.

As we developed our ribbon driver line of loudspeakers we relied on our Tef 20 computer acoustic measurement system to analyze and measure sound waves. This system is the industry standard for loudspeaker designing and is used by most of the major loudspeaker manufacturers in the design and manufacture of loudspeaker systems. Our Tef 20 system indicated that the ribbon driver systems that we were designing were superior in several ways to the compression driver systems that we previously used. The ribbon driver system had a smoother frequency response. The level of mid-range sound and treble sound that the ribbon driver systems were producing was more even and therefore the loudspeaker reproduced sound it received in a more natural manner. Also, the ribbon driver did not produce the same level of distortion when played at higher sound pressure levels, as compared to the compression driver. This resulted in a positive reaction from our customers to the quality of sound, and as a result we decided to change our overall strategy. We determined to focus our efforts solely on the manufacture and sale of lines of ribbon driver speaker systems. We sell our speaker systems in seven product lines:

•

The Professional Contractor Speaker System, a more expensive “professional” line

•

The Universal Series Speaker System, a less expensive “commercial” line

•

The Home Theatre Speaker Systems

•

The Studio Series, for recording and broadcast studios

•

The Ribbon Line Array (RLA) Series, for contractor installations and touring companies

•

The Design Series, consisting of in-wall, in-ceiling and outdoor speakers for home theater and commercial installations

•

The Cinema Line for the cinema and movie theater market

The market for the ribbon driver product line is new and growing. Our future success is uncertain because the loudspeaker market is experiencing rapid technological advances, changing customer needs and evolving industry standards. To realize our expectations regarding our operating results, we will depend on:

•

Market acceptance of our ribbon driver products

•

Our ability to compete in quality, price and customer service for our products

•

Our ability to develop, in a timely manner, new products and services that keep pace with developments in technology

•

Our ability to meet changing customer requirements

•

Our ability to enhance our current products and services and deliver them efficiently through appropriate distribution channels

We estimate that we spent $200,000 in 2003 and $150,000 in 2004 on research and development activities. None of these costs are borne directly by our customers.

Technology

The function of loudspeakers is to increase the volume of sound in order to enable the sound to be heard by many people occupying a large area. For many years, the loudspeaker industry used certain types of components to increase the volume of sound. The technology originally permitted only the types of components that required low electrical power in order to achieve high-volume sound. In the past, loudspeakers consisted in part of a component called the compression driver. This device generally is used to reproduce the mid-range and high frequencies of sound. Early compression drivers consisted of a diaphragm made of a linen-based manmade resin material that is enclosed in a chamber. This diaphragm was generally formed as a partial sphere, similar to a ball that has been cut in half. The edges of the diaphragm were then wound many times with a fine electrical wire called a voice coil. Electrical current from an amplifier is sent through the wire and the diaphragm vibrates to produce the sound wave. However, in the compression driver, the diaphragm is enclosed in a chamber with the sound exiting out of a relatively small hole that increases the velocity of the sound, similar to forcing air or water through a small hole to increase its velocity. The disadvantage of the compression driver is that before the sound waves are forced through the small hole they are first bounced around inside the chamber and become distorted and tend to produce listening fatigue for audiences. Today the compression drivers use a diaphragm made from aluminum and titanium and can produce the same high volume but with higher frequency sounds. Although today’s compression drivers are superior to those of the past due to the new materials, the negative aspects still exist to a degree because of the nature of the design of the compression driver.

Ribbon drivers work in a different manner than compression drivers. The diaphragm of the ribbon driver is a flat piece of mylar plastic or, in the case of our ribbon drivers, a high temperature Kapton plastic. These materials are considerably thinner and lighter than the linen or even the aluminum or titanium diaphragms of the compression drivers. The ribbon diaphragm is laminated on one side with a thin coating of aluminum. This aluminum is then chemically etched to leave wire-like traces of aluminum that act as a voice coil, vibrating the diaphragm when current is applied. The diaphragm of the ribbon driver is not in a chamber and is open and visible to the air. The sound waves are not restricted and therefore they do not have the distorted properties of the compression driver. Because the diaphragm of the ribbon driver is so thin and light it reacts very quickly to the electrical signal and does not introduce new or resonated sounds created by the material of the diaphragm itself. This enables the ribbon driver to produce a more pure reproduction of the sound source without adding any tones of its own.

In 1994, we purchased several ribbon drivers from a non-affiliated European company to determine if they could be used in our loudspeaker systems. Prior to this, we were only using compression drivers. We immediately noticed the difference in the quality of sound and began to install the ribbon drivers in some of our own smaller speaker cabinets that did not require high electrical power. Due to the positive response from our customers we decided to develop a completely new product line using the ribbon drivers that we purchased from the European manufacturers.

In February 2000, we retained Igor Levitsky, an electro-acoustics engineer, to develop a new technology ribbon driver for us. We requested that he develop two different-sized ribbon drivers and we paid a fixed fee for his work. In April 2001, Mr. Levitsky became our employee.

The ribbon driver that we have developed uses new lightweight high-powered magnets and plastics that can withstand high temperatures. This enables the speaker system to have increased power-handling ability and higher sound volume with substantial reliability and clarity. We developed our own proprietary ribbon driver, models PRD 500, a 5-inch version of the ribbon driver, and PRD 1000, a 6-inch version. In 2001, we began directly manufacturing models PRD 500 and PRD 1000. The direct manufacture of ribbon drivers substantially reduces our product cost, and it also provides improved performance for our loudspeaker systems. Sales of the Commercial line and Professional line of loudspeakers with direct-manufactured ribbon drivers began in 2001. The Studio Series, the RLA Series and the Design Series were all developed in 2002 and 2003 and use our ribbon drivers or ribbon drivers that we purchase from Bohlender & Graebener Corporation. In March 2004 we displayed our Cinema line of loudspeakers for the first time at the annual Show West Cinema trade show, and in December 2004, we made our first installation of cinema systems using the PRD 500 and 1000 ribbon drivers.

Products

We sell our speaker systems in seven product lines:

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The Professional Contractor Speaker System, a more expensive “professional” line

•

The Universal Series Speaker System, a less expensive “commercial” line

•

The Home Theatre Speaker Systems

•

The Studio Series, for recording and broadcast studios

•

The Ribbon Line Array (RLA) Series, for contractor installations and touring companies

•

The Design Series, consisting of in-wall, in-ceiling and outdoor speakers for home theater and commercial installations

•

The Cinema Line for the cinema and movie theater market

Our Professional Contractor Speaker System line now consists of eighteen models of speaker systems, each model consisting of a speaker cabinet and components of woofers that provide the bass sounds and ribbon drivers that provide the treble sounds. This line, the cabinets of which we generally manufacture, is usually sold to large contractors and installed in churches, theatres, school auditoriums, casinos, night clubs and touring production companies. Although we now manufacture our own ribbon drivers, the woofers are manufactured to our specifications by non-affiliated manufacturers.

Our Commercial line, the Universal Series Speaker System, consists of lower-cost speakers that are designed to be sold by music stores for orchestras, disc jockeys and the less expensive commercial market. There are twelve models of different size, with less expensive components that produce varying sound levels and area coverage capabilities. These models are equal in quality to, but do not produce the sound levels of, our Professional Contractor Speaker System Line.

We recently developed a new line of loudspeakers for the home theatre market. We intend to direct a substantial effort to capture a greater share of the home theatre market. The home theatre market requires equipment that uses five or more speakers placed around a room. This configuration provides the listener with “surround sound” similar to a movie theatre experience. Almost all current movies are now produced in surround sound, which uses at least five speakers plus a sub-woofer system. Our Home Theatre Loudspeaker System consists of four models that use the smallest unit of our Professional Contractor Loudspeaker System as their basis. We manufacture the cabinetry and the ribbon drivers for this system, our PRD 500. These systems are designed for the boardroom and for the home.

Our efforts in home theater marketing have led us to market and offer in-wall and in-ceiling speakers for the home theater and commercial segment of our industry. These products are called our Design Series and are being specified in many installations. We have developed a new less-expensive 5.1 Home Theater system, which is now in production. It is in stock and being sold through our existing and new home theater dealers.

In conjunction with our development agreement with entertainer Quincy Jones, we have been in the design and initial production stages of several new Home Theater products. The Q Line Silver has completed the prototype development stage and is now being produced. We have offered this product line to one of the “big box” retailers in the U.S. and we expect it to be available for sale around September 2005. We are also in production of models of the Q Line Gold, and negotiations are underway to place these products in similar retail outlets in late 2005. We are anticipating that sales of these products will bring a significant revenue stream over the next few years and will increase the visibility of the SLS brand to the consumer.

Due to the unique design of our ribbon drivers we have developed a new series of speaker systems for the contractor installation and touring sound reinforcement markets. These products are part of our new RLA Series. This line has been receiving high acclaim in the industry and we have installed this product line in many prestigious locations.

We have developed two new models of speaker systems for the recording studio and broadcast markets and have added them to our existing in-studio speaker that was originally part of our Professional line. We are now designating these three different speaker models as our Studio Series.

We re-packaged certain models of our Professional Contractor Sound Systems and Universal Series for the cinema and movie theatre market by simplifying the cabinetry. In a typical movie house, the speakers are usually not displayed in view of the public, which allows for simplified cabinetry. The new cabinetry is designed to be less costly, as are the other components, which we expect to provide our representatives with a cost advantage in marketing our system to cinema owners. At present, a total of ten models have been repackaged for this line. They were introduced to cinema companies in 2004.

Revenue from our ribbon driver product lines is expected to account for a material portion of our revenue for the foreseeable future. Our financial performance will depend on market acceptance of our ribbon driver technology and products. The sound system industry continually introduces technological developments, frequently announces new products, and has evolving industry standards and changing customer requirements. As a result, if our ribbon driver technology and product line do not rapidly achieve sufficient market acceptance, we may not be able to achieve expected revenues or profits.

Manufacturing and Sourcing

We generally design and manufacture our own cabinets for our product lines, and on occasion contract certain models manufactured by independent, established, local and other woodcrafters. These manufacturers construct the cabinetry to our specifications. Our ribbon drivers are either directly manufactured or purchased from a non-affiliated manufacturer, Bohlender & Graebener Corporation. The principal suppliers of our woofers are Belisle Acoustics, Eminence, PHL and Seas Speaker Component Manufacturers. The manufacture of our own ribbon drivers has resulted in a meaningful reduction in costs, and we expect that it will enable our products to be more competitively priced.

Our sources of supply of other component sub-parts are all competitively priced and we have a sufficient number of other sources of supply available to us should the need arise for additional components. If a termination of an existing relationship with any current supplier occurs we do not expect to have any difficulty in replacing that source.

Sales and Marketing

Our sales and marketing force has increased significantly over the past year. A national sales manager that joined us at the end of 2003 has added to, or replaced, independent sales representative firms for several sales territories in the U.S. We have also added an international sales representative for the Far East and Southern Hemisphere, and his efforts have increased our distribution in that area to six countries. We also added a director of technical communications in the first quarter of 2004, and he has been traveling extensively in the U.S. and internationally, speaking on our behalf at many trade shows and marketing meetings. His main focus has been to educate the independent audio consultants about our technology, products and advantages.

In the first quarter of 2005, we added two highly-qualified regional sales managers to assist the national sales manager in working with our independent sales representatives across the U.S. We expect these regional sales managers to increase our market coverage. We also added an experienced director of field engineering who will work with our acoustical consultants and our design and production contractors in the specifications of our products for projects and larger venue installations.

Our corporate sales department and our independent consultants are building strong relationships with potential customers including several of the world’s leading “big box” retail outlets. We expect to enter into sales agreements with some of these companies in 2005. Also, our first Cinema Line installation has been well received, several national cinema chains have auditioned our products, and several large orders have been placed for delivery in 2005. These early results indicate that the Cinema Line will become a good source of revenue in the coming years.

Domestic. In addition to advertising in trade journals and attending industry conventions for promotion and sale of our products, we have established a network of dealers, contractors and distributors. Currently, we have approximately 200 dealers for our Professional and Commercial lines, 20 dealers for our Home Theatre line, and 15 international distributors for our Professional, Commercial, and Home Theater lines. These outlets sell our products in approximately three-quarters of the U.S. and 15 foreign countries. The dealer agreements may be terminated without cause by either party on 30 days notice.

We train the sales representatives to enable them to deal more easily with customer questions, and two in-house customer service specialists assist the sales team. As manufacturers, we are always available to respond to inquiries of customers and potential customers, if and when required. Although we are small in comparison to the industry leaders, we are seeking to become established in a niche market consisting of commercial and residential customers who are interested in a truer reproduction of sound.

In 2004, approximately 41.1% of our sales were our RLA Series systems (compared to 55.6% in 2003), 14.2% were our Professional Contractor systems (15.9% in 2003), 14.1% were our Universal Series systems (8.6% in 2003), 13.7% were our Home Theatre Systems (10.2% in 2003), 6.5% were our Design Series systems (1.5% in

2003), 3.5% were our Cinema line systems (0 in 2003), 1.3% were our Studio Series systems (2.7% in 2003), and 5.6% were miscellaneous revenue (5.4% in 2003). Miscellaneous revenue primarily consists of spare and replacement parts.

International. We are also engaged in marketing and promotion internationally. Our international business involves a number of risks, including:

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foreign currency exchange fluctuations

•

political and economic instability

•

difficulty in managing distributors or sales representatives

•

tariffs and other trade barriers

•

complex foreign laws and treaties including employment laws

Because our sales are in U.S. currency, foreign currency exchange fluctuations could materially affect us negatively. A decrease in the value of foreign currencies as they relate to the U.S. dollar could make the pricing of our products more expensive than products of our foreign competitors that are priced in foreign currencies. Because of the fluctuating exchange rates and our involvement with a number of currencies, we are unable to predict future operating results.

In the future we expect to make significant investments in our operations, particularly to support technological developments and sales activities. As a result, operating expenses are expected to continue to increase.

Competition

Our main competitors are JBL Professional, a division of Harmon International, Inc.; Eastern Acoustics Works, Inc.; Meyer Sound, Inc.; Turbosound, Inc.; and Renkus-Heinz, Inc. Some of these companies have substantially greater assets and financial resources than we do. Most of the competitors compete in both the higher-priced, more sophisticated line of loudspeaker systems, which are similar to our Professional Contractor Speaker Systems, and the lower-priced, less sophisticated line of loudspeaker systems, similar to our Universal Series Speaker Systems. Meyer Sound and Renkus-Heinz are engaged only in the more expensive speaker systems. All of these competitors presently use the compression driver component in their sound systems. Although our ribbon driver products are new, the nature of the market for loudspeaker products is highly competitive and sensitive to the introduction of new products. As a result, we may experience increasing competition in the future.

Our success will depend, in part, upon our ability to continue to increase sales in our targeted markets. We may not be able to compete successfully with our competitors and the pressures from competitors may have a material adverse effect on us. Our success will depend in large part upon our ability to increase our share of our target market and to sell additional products to existing customers. However, future competition could result in price reductions, reduced margins or decreased sales of our products.

We currently compete primarily with the internal design efforts of larger and more established companies that have larger technical staffs, more established and larger marketing and sales organizations and significantly greater financial resources than we have. Such competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They are able to devote greater resources to the development, sale and promotion of their products than we are able to devote. They may develop products that are superior in certain respects to our products or may develop products that achieve greater market acceptance.

Proprietary Technology

We are the owners of the proprietary ribbon driver technology for our models PRD 500 and PRD 1000. We have no patents on this technology. However, we filed a patent application in September 2002. Although we have filed for a patent we cannot be certain that a patent will be granted, or that it will give us an advantage over our competitors.

On March 12, 2004, we acquired Evenstar, Inc., by a merger with and into our newly formed, wholly owned subsidiary, Evenstar Mergersub, Inc. Evenstar is the owner of one issued patent and a second patent that was issued in September 2004. The patents are for Evenstar’s digital amplification technology, which provides for substantially reduced production costs compared to amplifiers of comparable quality. During the remainder of 2004

Evenstar’s founder, an electrical engineer who joined SLS after we acquired his company, has been developing several models of the Evenstar amplifiers and making them ready for production. We introduced one of these models at the Audio Engineering Society convention in the fall of 2004 and it received a favorable response. The first Evenstar self-amplified SLS speakers are expected to be available for sale in the second quarter of 2005. Also, several Evenstar models have been developed for the new Q Line products, and we expect them to be in “big box” retail outlets in late 2005.

The laws of some foreign countries do not protect or enforce proprietary rights to the same extent as do the laws of the U.S. Also, our domestic and international competitors may develop other technology that produces results similar to our technology. We expect that some loudspeaker products may be subject to patent infringement claims as the number of products and competitors in our industry grows. As a result, third parties may assert patent infringement claims against us in the future, and the claims may not be resolved in our favor. Any such claims, with or without merit, could be time-consuming and may result in costly litigation. The claims may also require us to enter into royalty or licensing agreements. The royalty or licensing agreements, if they become necessary, may not be available on terms that are favorable to us, if at all. In addition, we may be forced to commence litigation in the future to protect our trade secrets or proprietary rights, or to determine the validity and extent of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our energy and resources.

Employees

As of March 2, 2005 we have a total of 30 employees, one of which is executive, four are administrative, four are in marketing and sales, one is in technical communications, four are in engineering, and sixteen are in production. In the past, we have employed additional temporary and part-time employees to meet production obligations and fill orders. There is presently no labor union contract between any union and us. We do not anticipate our employees will seek to form or join a union for the foreseeable future.

Business Strategy

We believe that maintaining consistent contact with distributors, customers and others in the industry and continued marketing through conventions and trade magazines will produce additional business. We believe marketing our products by the distributor/sales representative network is best suited to generate revenue. Sales by our Professional, Commercial, Cinema and Design Series distributors, as well as sales by our corporate sales department to “big box “retailers, are expected to be our primary source of business in coming years. As our products gain popularity in the Professional and Commercial markets, we expect to capitalize on our reputation and use it to market effectively to retail consumers. Our technology is becoming proven, and as we have shown by its versatility, we believe that it is a better way to produce sound for any application. We intend to continue to develop products for all segments of the consumer markets, including personal sound systems that include MP-3 players, headphones, personal stereo docking stations, personal computer sound systems, gaming system sound products and headphones as well as car audio and video systems. All of these markets have been reviewed and our technology has been implemented in several prototypes to compare to the competition. In addition, the sales representatives will enable us to monitor the effectiveness of our marketing program.

Our initial marketing efforts were in the area of church construction and performance theatre construction, as our larger speakers have been specifically designed for use in these venues.

We intend to continue advertising in trade journals and attending industry conventions to maintain our image as a competitor in the loudspeaker industry in the U.S. and internationally. We are seeking to derive profits and competitiveness by sales through the dealer network of our product line using our less costly ribbon driver, which we have manufactured since 2001. However, we cannot assure investors or predict profits from distributor sales or any other business activity.

We manufacture our own ribbon drivers, which provides cost savings compared to the cost of purchasing compression drivers and ribbon drivers from third parties. We believe that both the cost savings and the quality of the lower distortion, as demonstrated by our Tef 20 analysis device, provide us with competitive advantages to establish a place in the home, commercial and professional loudspeaker markets.

At the appropriate time, we intend to investigate possible strategic alliances with key industry participants to strengthen our image, our product components and our distribution pattern. We cannot be certain that a future alliance opportunity will present itself or, if an opportunity is presented, that it will result in a profitable working relationship. It is likely that in some future financial quarter or quarters, our operating results will be below the expectations of securities analysts and investors. If a shortfall in revenue occurs, the market price for our common stock may decline significantly. The factors that may cause our quarterly operating results to fall short of expectations include:

•

our ability to develop and market our new ribbon driver loudspeaker products in a timely manner

•

the size and timing of customer orders

•

seasonality of sales

•

availability of capital

•

the degree and rate of growth of the markets in which we compete and the accompanying demand for our loudspeaker products

•

our suppliers’ ability to perform under their contracts with us

Many of these factors are beyond our control. For these reasons, period-to-period comparisons of our financial results may not necessarily assist in forecasting our future performance.

Property

We lease and operate in 32,000 square feet of office and factory space at our current headquarters address from a nonaffiliated landlord. The lease expired August 31, 2004 and we continue to occupy the space on a month-to-month basis at a monthly rental of $6,650. Our facility is divided into four equal 3,000 square foot sections that are internally connected plus two 7,500 square foot adjoining sections and one 5,000 square foot warehouse. One of the 3,000 square foot sections is used for cabinet fabrication; another is used for storage of completed cabinets and component storage; the third is used for assembly and shipping; and the fourth is used for engineering and administration. One 7,500 square foot section is used for inventory, packaging and trade show materials storage and the other is used for (a) additional inventory space for the components and cabinets needed for planned increases in production, (b) additional engineering testing space to perform critical tests and produce data for sound system designers to provide specifications for products, and (c) on-site product demonstrations. These facilities are suitable for producing in excess of 300 finished speaker cabinets per week and for the production of up to 1,500 ribbon drivers per month. In addition, we have three subcontractor cabinet shops that add to our production capabilities. These companies are highly automated and can supply up to a total of 2,000 cabinets per week on scheduled notice.

We entered into a lease agreement with Bull Creek Ranch LLC on December 4, 2004. Pursuant to the agreement, we agreed to lease approximately 150,000 square feet of property in Ozark, Missouri through February 28, 2010 at a base rent of $18,750 per month for the first twelve months and $28,125 thereafter, with adjustments and additional charges set forth in the agreement. We intend to move our headquarters to this location in the second quarter of 2005, at which time we will terminate our month-to-month lease of our current headquarters location. The lease agreement also provided us with an option to purchase the property for $3,500,000, increasing by 5% for each year after the first year of the lease term. On February 3, 2004, we purchased the property for $3,500,000, pursuant to the option to purchase. As a result, the lease agreement terminated. John Gott, our President, Chief Executive Officer and a Director, is a manager of, and a member owning a 50% interest in, Bull Creek Ranch LLC. As a result, Mr. Gott had a material interest in the lease agreement and in our purchase of the property.

In our opinion, the leased and owned properties are adequately covered by insurance.

Litigation

In February 2004, we entered into an agreement with the owners of SA Sound B.V. and SA USA, Inc., providing us with an option to acquire such companies at any time prior to February 27, 2004 for a purchase price of 370,000 euros. We paid 50,000 euros for this option. The option agreement entitled us to a return of the option purchase price if the sellers failed to negotiate such stock purchase agreement in good faith, or if our due diligence disclosed material adverse facts about the companies. After completion of our due diligence, we determined not to exercise the option, and we asserted our right to a return of the option purchase price. The sellers challenged the return of such price and we sued the escrow agent in the Supreme Court of the State of New York (SLS International, Inc. v. B&B Beneer B.V., Campex Holding B.V., Serge Van Tuyn and Marcel Van Tuyn filed July 27, 2004).

MANAGEMENT

Directors, Executive Officers, Promoters and Control Persons

The following table sets forth the names, ages and offices of the Company’s executive officers and directors:

Name	Age	Office

John M. Gott	54	President, CEO, CFO and Director
Dell Furano	55	Director
R. Steven Hicks	55	Director
Robert H. Luke, Ph.D.	62	Director
Michael L. Maples	55	Director

John M. Gott, our President, Chief Executive Officer, Chief Financial Officer and Director, founded SLS in July 2000 in connection with the merger between SLS and its predecessor. He was also founder and Chief Executive Officer of Sound and Lighting Specialists, Inc., the predecessor of SLS International, Inc., which was founded in October 1994. The predecessor engaged in the sale and installation of sound and lighting systems. In that capacity he spearheaded our growth with respect to the sale and installation of sound and lighting systems across the world, including in Carnegie Hall and Disney World in Tokyo. He was our primary salesman through August 2001, when we hired another salesman. Mr. Gott has also been instrumental in the conceptual design and marketing of most of our products. Mr. Gott has acted in his current capacities since our inception.

Dell Furano has served as a Director since January 2005. He is currently the founder and CEO of Signatures Network, a merchandising and promotional company that has the rights to market products for over 125 of the world’s leading entertainers, including U2, The Beatles, Jessica Simpson, Alan Jackson and Jennifer Lopez. Prior to forming Signatures Network, Mr. Furano was the founding CEO of Sony Signatures, Sony Corp.'s entertainment, merchandising, licensing and consumer products division. Before joining Sony Pictures Entertainment, Mr. Furano co-founded Winterland Productions, a music merchandising company, with legendary music producer Bill Graham. In the mid-1980's he sold Winterland to CBS Inc. Mr. Furano is a graduate of Stanford University.

R. Steven Hicks has served as a Director since January 2005. He is currently Chairman of Capstar Partners, LLC., which specializes in assisting early-stage technology companies with growth strategies and investments. Prior to forming Capstar Partners, Mr. Hicks was Vice Chairman of AMFM Inc., the nation’s largest owner and operator of radio stations across the U.S. AMFM merged in August 2000 with Clear Channel Communications, Inc. In 1996 Mr. Hicks founded Capstar Broadcasting Corporation, and by 1998, Capstar Broadcasting was the nation's largest holding company with 350 stations. In 1998, Mr. Hicks led Capstar Broadcasting to an initial public offering and a listing on the New York Stock Exchange. In 1999, Capstar Broadcasting merged with Chancellor Media Corp. in a stock swap valued at $4.1 billion. Mr. Hicks has been a member of the Board of Directors of XM Satellite Radio and numerous private companies, is currently a member of the Board of Directors of HealthTronics, Inc., and is a past Director of the National Radio Broadcasters Association. Over the past 33 years, he has developed extensive relationships throughout the broadcast and entertainment industry. Mr. Hicks is a graduate of the University of Texas.

Robert H. (Robin) Luke, Ph.D., has served as a Director since 2001. He is Professor of Marketing and the Department Head of the Marketing Department at Missouri State University. He has served as the first Department Head of two Marketing Departments and directed the development of the MBA/MPA programs for the University of the Virgin Islands. Dr. Luke has owned and developed several businesses and regularly consults with major U.S. corporations and institutions on marketing issues as a Senior Consultant with R.H. Luke & Associates. He served the Academy of Marketing Science as a member of its Board of Governors from 1992 to 1996 and as Vice President of Development, Vice President and Vice President for Academic Affairs. He presently serves as a Board Member of the Marketing Management Association. He has given or continues to give service commitments to the Boards of Directors or Boards of Advisors of the following organizations: Missouri Partnership for Outstanding Schools, Ozark Greenways, Community Investment Alliance, Sports Directories International, the Community Foundation of the Ozarks, Vision 20/20, the Downtown Springfield Association, Ozarks Chapter of the Boy Scouts of America, A+ Advisory Board of Glendale High School, and Lake County Youth Soccer.

Dr. Luke has presented numerous papers at international, national and regional marketing conferences. He serves on the Editorial Review Board of the Journal of the Academy of Marketing Science, Journal of Marketing Management. His writings have appeared in over 14 publications. He is the author of Business Careers, an informational source on career opportunities for students, counselors and advisors wishing to know more about business professions. At the age of sixteen, under the name Robin Luke, he wrote and performed “Susie Darling,” a song that sold over two million copies from l958 to 1960 and became number one around the world. His career as a recording artist spanned five years and 14 records. He has received numerous awards, including “Distinguished Fellow of the Academy of Marketing Science,” the Marketing Management Association’s Firooz Hekmat Award in Consumer Behavior and their prestigious Marketing Excellence Award, “best paper awards” from national and international organizations, and the Gift of Time Award from his home city of Springfield Missouri.

Michael L. Maples has served as a Director since 2001. He is Chief Financial Officer, Chief Administrative Officer, Vice President, Treasurer and Corporate Secretary of TranSystems Corporation, an engineering, planning, and consulting firm for the transportation industry. From 1994 to 1996, he was Senior Financial Consultant for Glass & Associates, a consultant to businesses in critical stages of development. From 1991 to 1994, Mr. Maples was Senior Vice President and Controller for Franklin Savings Association, a publicly held group of financial companies. From 1987 to 1991, he was Vice President of Finance & Information Systems for McNally Wellman Company. From 1987 to 1989 he was Treasurer and Corporate Secretary for McNally Pittsburgh, Inc., a group of privately owned engineering and manufacturing companies supplying equipment, systems, parts, and service to the international and domestic material handling industry. From 1983 to 1987, he was Controller and Staff CPA for Gage & Tucker, a multi-office law firm specializing in corporate representation. From 1976 to 1983, he was a Certified Public Accountant, first at Touche Ross & Co., then with a regional firm, and finally as a sole practitioner.

Each director is elected at the annual meeting of stockholders and each director is elected to serve until his successor shall be elected and shall qualify. Executive officers may be removed from office at any time by the Board of Directors.

We presently have no audit, compensation or nominating committee. However, Mr. Maples qualifies as an audit committee financial expert. Mr. Maples is not “independent” as defined in Rule 4200(a)(15) of the NASD’s listing standards. Mr. Luke is, and we believe that each of Messrs. Furano and Hicks is, “independent” under Rule 4200(a)(15) of the NASD’s listing standards, although the number of options issued to Messrs. Furano and Hicks in connection with their nominations may disqualify them from being deemed independent.

As disclosed above, we currently have only one executive officer, who is also a director, and four other directors. Due to the number of other demands on their limited time, we have not yet dedicated the time necessary to formulate and adopt a code of ethics. However, we intend to adopt a code of ethics in 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

No reports have been required under Section 16(a) of the Securities Exchange Act of 1934, as amended, because our common stock is not registered under Section 12 of such act.

Statement As To Indemnification

Section 145 of the Delaware General Corporation Law provides for indemnification of our officers, directors, employees and agents. In general, these sections provide that persons who are officers or directors of the corporation may be indemnified by the corporation for acts performed in their capacities as such.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the provisions in our By-Laws, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Executive Compensation

The following summarizes the principal compensation received by our sole executive officer for the fiscal years indicated:

					Long-Term Compensation
Name & Principal Position	Year	Salary	Bonus	Other Annual Compensation(a)	Common stock underlying Awards of Options
John M. Gott	2004	$82,212	$ 0	$13,768	25,000
	2003	$60,460	$ 0	$11,734	10,000
	2002	$50,440	$ 0	$ 3,898	0

_______________

(a) Represents $4,195 in 2004, $3,768 in 2003 and $3,898 in 2002 for payments of medical insurance and $9,573 in 2004 and $7,966 in 2003 for personal use of a company-owned automobile.

We currently provide directors with an annual grant of options, in an amount to be determined by the Board of Directors each year, to purchase shares of our common stock at fair market value on the date of grant.

Stock Options. The following table contains information concerning stock options granted to our sole executive officer in 2004. Options become exercisable at the time or times determined by the Compensation Committee or the Board of Directors; the options shown below were immediately exercisable. All of the options shown below have purchase prices equal to the fair market value of our common stock on the date of grant.

Name	Number of Shares of Common Stock Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date
John M. Gott	25,000	100%	$2.21	4/12/2014

The following table sets forth the value of unexercised “in-the-money” options held by our sole executive officer on December 31, 2004 (the difference between the aggregate purchase price of all such options held and the market value of the shares covered by such options on December 31, 2004). Our sole executive officer did not exercise any options in 2004.

Name	No. of Shares Underlying Unexercised Options at 12/31/04 (Exercisable/ Unexercisable)	Value of Unexercised In-the- Money Options at 12/31/04 (Exercisable/ Unexercisable)
John M. Gott	35,000	$33,950

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information as of February 24, 2005 with respect to the beneficial ownership of our common stock by all persons known by us to be beneficial owners of more than 5% of the outstanding shares of our common stock, by directors who own common stock and all officers and directors as a group:

Name & Address	Number of Shares		Percent of Class(1)
John M. Gott	8,893,699	(2)	20.8%
1020 S. Pickwick
Springfield, MO 65804

Dell Furano	230,000	(3)	*
8426 Skyline Drive
Los Angeles, CA 90046

R. Steven Hicks	500,000	(4)	1.2%
600 Congress Ave., Suite 1400
Austin, TX 78701

Robert H. Luke	41,500	(5)	*
4885 S. Rhett Road
Rogersville, MO 65742

Michael L. Maples	35,425	(5)	*
12608 Howe Drive
Leawood, KS 66209

Richard L. Norton	2,851,022		6.7%
818 N. Forest
Springfield, MO 65802

Officers and Directors
as a Group (5 persons)	9,700,624		22.2%

All such shares are owned directly by the named stockholders.

——————

* Less than one percent

(1)

Based upon a total of 42,822,810 shares outstanding on February 24, 2005.

(2)

Includes (a) an option to purchase 2,851,022 shares owned by Richard L. Norton for $.05 per share, or if lower, 50% of the 5-day average trading price; (b) an option to purchase 10,000 shares at $0.25 per share; and (c) an option to purchase 25,000 shares at $2.21 per share.

(3)

Includes options to purchase 230,000 shares at $2.50 per share.

(4)

Includes options to purchase 500,000 shares at $2.50 per share.

(5)

Includes options to purchase 10,000 shares at $0.25 per share, and options to purchase 25,000 shares at $2.21 per share.

Equity Compensation Plans

On December 31, 2004, we had the following securities issued and available for future issuance under equity compensation plans:

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise Price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	880,000 shares of common stock	$0.86 per share	1,120,000 shares of common stock
Equity compensation plans not approved by security holders	3,965,000 shares of common stock	$2.89 per share	0
Total	4,845,000 shares of common stock	$2.52 per share of common stock	1,120,000 shares of common stock

CERTAIN TRANSACTIONS WITH MANAGEMENT AND OTHERS

We entered into a lease agreement with Bull Creek Ranch LLC on December 4, 2004. Pursuant to the agreement, we agreed to lease approximately 150,000 square feet of property in Ozark, Missouri through February 28, 2010 at a base rent of $18,750 per month for the first twelve months and $28,125 thereafter, with adjustments and additional charges set forth in the agreement. The lease agreement also provided us with an option to purchase the property for $3,500,000, increasing by 5% for each year after the first year of the lease term. On February 3, 2004, we purchased the property for $3,500,000, pursuant to the option to purchase. As a result, the lease agreement terminated. John Gott, our President, Chief Executive Officer and a Director, is a manager of, and a member owning a 50% interest in, Bull Creek Ranch LLC. As a result, Mr. Gott had a material interest in the lease agreement and in our purchase of the property.

Beginning in 2004, we have been paying $2,500 per month to Michael Maples, a member of our board of directors, to oversee the work by outside consultants performed in connection with our Sarbanes-Oxley Act compliance efforts.

During 1999, certain receivables totaling $80,000 due to us from Mr. Gott and Richard Norton were paid by them through an assignment of certain equipment rental fees. The assigned fees had been due them individually for equipment owned by them and leased to non-affiliated third parties. We also received a commission from Messrs. Gott and Norton for handling the rentals and income over a period of three years on their behalf. As of December 31, 2004, Mr. Gott owed $512 to us.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder, the number of shares owned by the selling stockholder, and the number of shares that may be offered for resale under this prospectus. Because each selling stockholder may offer all, some or none of the shares it holds, and because there are currently no agreements, arrangements, or understandings with respect to the sale of any of the shares, no definitive estimate as to the number of shares that will be held by each selling stockholder after the offering can be provided. The following table has been prepared on the assumption that all shares offered under this prospectus will be sold to parties unaffiliated with the selling stockholders. Except for Kenny Securities, which acted as placement agent in our private placement of Series B Preferred Stock, and William F. Fischbach, who has been a consultant to the Company, no selling stockholder nor any of their affiliates have held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering (3)	Shares to be Sold in the Offering	Percentage of Shares Beneficially Owned After Offering

Alexandra Global Master Fund, Ltd	1,000,000	2.2%	1,000,000	0%
Oral Edward Bass II	40,000	*	40,000	0%
Martin Bicknell	150,000	*	150,000	0%
Michael Bicknell	150,000	*	150,000	0%
Mitchell Bicknell	150,000	*	150,000	0%
Barry Bowman	20,000	*	20,000	0%
Michael Bowman	100,000	*	100,000	0%
Diana DeRuy	150,000	*	150,000	0%
Michael C. Eddings	50,000	*	50,000	0%
William F. Fischbach	125,000	*	125,000	*
Frontier Equity Portfolio	30,000	*	30,000	0%
Gene Gallagher	150,000	*	150,000	0%
Global Drumz, Inc. (1)	2,000,000	4.4%	2,000,000	0%
Tony Hagedorn	300,000	*	300,000	0%
Stacey and Carrie Hammit	57,000	*	57,000	0%
Jimmy B. Hurst	55,000	*	55,000	0%
Kenny Securities Corp. (2)	250,000	*	250,000	0%
Paul A. Kolbeck	20,000	*	20,000	0%
Raymond Lewis Trust, James F. Lewis Trustee	20,000	*	20,000	0%
Richard Molinski	40,000	*	40,000	0%
Charles O'Brien	44,000	*	44,000	0%
Clayton Pettipiece	96,000	*	96,000	0%
Thomas M. Porter	150,000	*	150,000	0%
Professional Traders Fund, LLC	200,000	*	200,000	0%
Greg Schaff	100,000	*	100,000	0%
Robert Schermer	140,000	*	140,000	0%
Theodore Staahl	100,000	*	100,000	0%
Donald A. Stroh	350,000	*	350,000	0%
Dean Tangeman	60,000	*	60,000	0%
Torrey Pines Master Fund	1,500,000	3.3%	1,500,000	0%
Robert Woodworth	120,000	*	120,000	0%
John Youngblood	50,000	*	50,000	0%
The James R. Young Family Trust	50,000	*	50,000	0%

——————

* Less than 1%

(1)

Represents 1,000,000 shares that may be acquired upon the exercise of outstanding and fully exercisable options at an exercise price of $2.00 per share and 1,000,000 shares that may be acquired upon the exercise of outstanding and fully exercisable warrants at an exercise price of $7.00 per share.

(2)

Represents 125,000 shares that may be acquired upon the exercise of outstanding and fully exercisable Class C Warrants at an exercise price of $2.00 per share and 125,000 shares that may be acquired upon the exercise of outstanding and fully exercisable Class C Warrants at an exercise price of $7.00 per share.

(3)

Percentage of outstanding shares is based on 43,702,810 shares of common stock (which is the number of shares outstanding on May 23, 2005), plus the assumed exercise of the options and/or warrants held by the selling stockholder.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by the selling stockholders. The common stock may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•

ordinary brokers’ transactions

•

transactions involving cross or block trades

•

through brokers, dealers, or underwriters who may act solely as agents

•

“at the market” into an existing market for the common stock

•

in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

•

in privately negotiated transactions

•

any combination of the foregoing

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. Broker-dealers engaged by a selling stockholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933, as amended.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling stockholders and related persons against specified liabilities, including liabilities under the Securities Act.

While they are engaged in a distribution of the shares included in this prospectus the selling stockholders are required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholders, any affiliated purchasers, and any broker-

dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

The selling stockholders may also sell shares under Rule 144 promulgated under the Securities Act of 1933, as amended, rather than selling under this prospectus. This offering will terminate on the date that all shares offered by this prospectus have been sold by the selling stockholders or are eligible for sale under Rule 144(k).

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share. On February 24, 2005, there were outstanding a total of 42,822,810 shares of common stock. The holders of shares of common stock:

•

have equal ratable rights to dividends on funds legally available for dividends, provided dividends are declared by the our Board of Directors

•

are entitled to share proportionately in all of our assets available for distribution to holders of common stock upon any sale, dissolution or winding up of our affairs

•

do not have priority rights to subscribe for future offerings of shares of common stock by us

•

do not have any priority rights to convert their shares of common stock into any of our other securities

•

do not have rights to subscribe for shares or convert their shares

•

have no right to have their shares redeemed by us

•

are entitled to one vote per share on all matters upon which stockholders may vote at all meetings of stockholders

All shares of common stock now outstanding are fully paid for and are not assessable by us; and all the shares of common stock that are the subject of this offering, when issued, will be fully paid for and will not be assessable by us.

The holders of shares of our common stock do not have cumulative voting rights, which are rights to accumulate votes to be cast for directors in an election. In this way a stockholder could vote his or her entire total of votes for one director only, and not vote for any other director. However, because there is no cumulative voting, the holders of more than 50% of the outstanding shares, when voting for the election of directors, can elect all of the directors to be elected, if they so choose. As a result, the holders of the remaining shares will not be able to elect any of our directors. On February 24, 2005, Mr. Gott and his affiliates owned shares and options to acquire shares representing an aggregate of approximately 20.8% of our outstanding common stock. Such a concentration of ownership could have an adverse effect on the price of the common stock. It may have the effect of delaying or preventing a change in control, including transactions in which stockholders might otherwise receive a premium for their shares over the then current market prices.

Some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us even if a change of control would be beneficial to our stockholders. These provisions include:

•

authorizing the issuance of preferred stock without common stockholder approval

•

prohibiting cumulative voting in the election of directors

•

limiting the persons who may call special meetings of stockholders

Preferred Stock

Our authorized capital stock also includes 5,000,000 shares of preferred stock, $.001 par value, of which (a) 2,000,000 shares have been designated Convertible Preferred Stock, (b) 1,000,000 shares have been designated Series B Preferred Stock, and (c) 25,000 shares have been designated Series C Preferred Stock. Our articles of incorporation authorize a class of preferred stock commonly known as a “blank check” preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one or more classes or series. Our board of directors, subject to the provisions of our Certificate of Incorporation and limitations imposed by law, is authorized to adopt resolutions to issue the shares; to fix the number of shares; to change the number of shares constituting any series; to provide for or change the voting powers, designations, preferences, and relative, participating, optional or other special rights, qualifications, limitations or restrictions; the dividend rights, including whether dividends are cumulative; to fix dividend rates; to fix terms of redemption, including sinking fund provisions; to fix redemption prices; to fix conversion rights; and to fix liquidation preferences of the shares constituting any class or series of the preferred stock.

In each such case, we will not need any further action or vote by our stockholders. One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

Convertible Preferred Stock

We designated 2,000,000 shares as Convertible Preferred Stock, 1,891,473 of which were sold in a private placement that commenced in September 2001 and concluded in July 2003.

Ranking. The Convertible Preferred Stock ranks senior to our common stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up.

Conversion. The shares of Convertible Preferred Stock are convertible to common stock one year from the date of purchase at a conversion rate of 10 shares of common stock for each share of preferred stock.

Dividends. The holders of shares of Convertible Preferred Stock are not entitled to receive any dividends.

Voting. The holders of shares of Convertible Preferred Stock are not entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

Series B Convertible Participating Preferred Stock

We designated 1,000,000 shares as Series B Convertible Participating Preferred Stock, 272,100 of which were sold from time to time for $5,442,000 in a private placement in 2004.

Ranking. The Series B Preferred Stock ranks senior to our Convertible Preferred Stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up.

Conversion. The shares of the Series B Preferred Stock are convertible to common stock six months from the date of issuance at a conversion rate of 10 shares of common stock for each share of preferred stock.

Dividends. The holders of shares of the Series B Preferred Stock are entitled to receive any dividends pro rata with the holders of each other class of capital stock or series of preferred stock that is entitled to receive dividends.

Voting. The holders of shares of the Series B Preferred Stock are not entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

Series C Convertible Preferred Stock

We designated 25,000 shares as Series C Convertible Preferred Stock. On January 4, 2005, we completed a private placement of 15,000 shares of the Series C Preferred Stock for an aggregate purchase price of $15 million. See “Recent Events.”

Ranking. The Series C Preferred Stock ranks senior to our common stock, Convertible Preferred Stock and Series B Preferred Stock with respect to payment of dividends and amounts upon any liquidation, dissolution or winding up.

Dividends. The holders of shares of the Series C Preferred Stock shall not be entitled to receive any dividends.

Voting. The holders of shares of the Series C Preferred Stock shall not be entitled to vote on any matters submitted to a vote of shareholders, except those matters required by law to be submitted to such holders.

Participation. The Series C Preferred Stock provides that, subject to certain conditions and exceptions, if we issue any securities that are convertible into or exercisable or exchangeable for our common stock, or option or warrants or other rights to purchase or subscribe for our common stock pro rata to the record holders of any class of our common stock, then the holders of the preferred stock, upon conversion of the preferred stock shall be entitled to receive such securities, options, warrants or other purchase rights.

Conversion. Each share of the Series C Preferred Stock is initially convertible, at the holder’s option, into 400 shares of common stock, at a conversion price of $2.50 per share, subject to certain adjustments, and accrues a 6% premium to the stated value of the shares of preferred stock (which is initially $1,000 per share), which would be convertible into additional shares of common stock. If the number of outstanding shares of our common stock is increased or decreased by a stock split, stock dividend, combination, reclassification or other similar event, the conversion price shall be proportionately reduced or increased. If we issue our common stock at a price less than the conversion price of the preferred stock, the conversion price of the preferred stock shall be adjusted downward pursuant to a weighted-average anti-dilution adjustment formula set forth in the certificate of designation for the preferred stock.

Following one year after the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission, the Series C Preferred Stock contains a mandatory conversion provision whereby we can require the holder of each share to convert their shares provided the closing price of our stock for any 20 consecutive trading-day period is equal to or exceeds 200% of the exercise price and other conditions are met. If any holder of Series C Preferred Stock fails to convert its shares as required, then at any time during the 10 business day period following required conversion date, we may repurchase such holder’s shares of Series C Preferred Stock for a price of $0.40 share of Series C Preferred Stock.

The certificate of designation for our Series C Preferred Stock prevents us from issuing shares of our common stock in connection with the conversion of our Series C Preferred Stock to the extent that such conversion would result in the holder or its affiliate (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of our common stock following such conversion.

Redemption. Pursuant to the terms of the certificate of designation for our Series C Preferred Stock, we are required to redeem the Series C Preferred Stock upon the occurrence of certain events, including the following:

•

our common stock is suspended from trading on any of, or is not listed or quoted (and authorized) for trading on at least one of, the New York Stock Exchange, the American Stock Exchange, the Nasdaq National Market, the Nasdaq SmallCap Market or the Nasdaq Over-The-Counter Bulletin Board for an aggregate of ten or more trading days in any twelve-month period;

•

the registration statement of which this prospectus is a part, after being declared effective, cannot be used by the holders of Series C Preferred Stock for the resale of all of the common stock issuable to them for an aggregate of more than 20 days, subject to certain exceptions;

•

we make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for us or for a substantial part of our property or business, or such a receiver or trustee shall otherwise be appointed;

•

bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against us or any subsidiary of ours and if instituted against us or any of our subsidiaries by a third party, shall not be dismissed within 60 days of their initiation;

•

if at least 3,750 shares of Series C Preferred Stock are outstanding and held by the original purchasers thereof and we do any of the following:

(a)

sell, convey or dispose of all or substantially all of our assets;

(b)

consummate specified mergers, consolidations or business combinations;

(c)

engage in transactions providing for sales or issuances by us or our stockholders that result in the purchaser owning or having the right to acquire greater than 35% of the outstanding shares of our common stock (calculated on a fully diluted basis); or

(d)

issue or agree to issue any equity or equity-linked securities or debt that is convertible into equity or in which there is an equity component, subject to certain exceptions;

•

we either fail to make any payment with respect to any of our indebtedness in excess of $250,000, subject to certain exceptions, or default under any agreement binding us, subject to certain exceptions; or

•

we breach any material term under the certificate of designation for our Series C Preferred Stock, the Series C Preferred Stock securities purchase agreement, the registration rights agreement or the warrants attached to the Series C Preferred Stock, subject to certain exceptions.

Any such redemption would be made at a premium in excess of the purchase price of the shares of Series C Preferred Stock, as determined by a formula set forth in the certificate of designation for the Series C Preferred Stock. These requirements may cause us to pay a significant amount of money to redeem the Series C Preferred Stock or may cause us to avoid taking certain actions in order to prevent the occurrence of such redemption requirement.

Restricted Actions. If at least 3,750 shares of Series C Preferred Stock are held by the original purchasers thereof, we shall not take certain actions, including the following, without first obtaining the approval of the holders of a majority of the shares then outstanding:

•

alter or change the rights, preferences or privileges of the Series C Preferred Stock, or increase the authorized number of shares of Series C Preferred Stock;

•

alter or change the rights, preferences or privileges of any capital stock of the Corporation so as to affect adversely the Series C Preferred Stock;

•

create or issue any capital stock that ranks equal to or senior to the Series C Preferred Stock;

•

issue any additional shares of Series C Preferred Stock;

•

redeem, repurchase or otherwise acquire, or declare or pay any cash dividend or distribution on, any Junior Securities; or

•

issue any debt security or incur any indebtedness (including any capital lease obligation) that would have any preference over the Series C Preferred Stock upon our liquidation, or redeem, repurchase, prepay or otherwise acquire any outstanding debt security or indebtedness, subject to certain exceptions.

Stock Option Plan

Our Board of Directors approved the SLS International, Inc. 2000 Stock Purchase and Option Plan (the “Plan”) and the plan was approved by existing stockholders.

Our Board of Directors administers the Plan. The Plan affords key employees, officers, and consultants, who are responsible for our continued growth, an opportunity to acquire an investment interest in SLS, and to create in such individuals a greater incentive and concern for the welfare of SLS. By means of this 2000 Stock Purchase and Option Plan, we seek to retain the services of persons now holding key positions and to secure the services of persons capable of filling such positions.

We have reserved up to 2,000,000 shares of common stock for issuance upon exercise of options that may be issued from time to time under the Plan. The shares to be issued are subject to adjustment in the event of stock dividends, splits and other events that affect the number of shares of common stock outstanding.

Maximum Purchase. The options offered in the plan are a matter of separate inducement and are in addition to any salary or other compensation for the services of any key employee or consultant. The options granted under the plan are intended to be either incentive stock options or non-qualified or non-statutory stock options.

Option. Participants will receive such options as are granted from time to time by the Board of Directors. The option will state the number of shares and price of common stock to be purchased upon exercise of the options by the option holder.

Exercise Price. The purchase price per share purchasable under an option will be determined by the Board of Directors. However, for statutory options, the purchase price shall not be less than 90% of the fair market value of a share on the date of grant of such option. Furthermore, any option granted to a participant under the plan who, at the time the option is granted, is one of our officers or directors, the purchase price shall not be less than 100% of the fair market value of a share on the date of grant of such option. In the case of an incentive stock option granted to a participant who, at the time the option is granted, is a 10% stockholder, the purchase price for each share will be an amount not less than 110% of the fair market value per share on the date the incentive stock option is granted.

Term of Option. The term of each option shall be fixed by the Administrator which in any event will not exceed a term of 10 years from the date of the grant.

Termination of Employment. The Administrator will have the right to specify the effect to a participant upon his or her retirement, death, disability, leave of absence or any other termination of employment during the term of any option.

Amendments. The Board of Directors may amend, suspend, discontinue or terminate the Plan; provided, however, that, without approval of our stockholders, no such amendment, suspension, discontinuation or termination will be made that would (1) cause Rule 16b-3 under the Securities Exchange Act of 1934 to become unavailable with respect to the Plan; (2) violate the rules or regulations of any national securities exchange on which our shares are traded or the rules or regulations of the NASD that are applicable to us; or (3) cause us to be unable, under the Internal Revenue Code, to grant investment stock options under the Plan.

Warrants

Class A and Class B Warrants

We issued Class A Warrants and Class B Warrants as part of the units offered in the private placement of our Convertible Preferred Stock that commenced in September, 2001 and concluded in July, 2003. Each warrant provides the right to purchase one share of common stock at a specified price. The Class A Warrant was originally exercisable for a term of 6 months at a price of $.50 per share. The Class B Warrant was originally exercisable for 2 years after exercise of the attached Class A Warrant at a price of $3.00 per share. Through a series of extensions, the Class A Warrants and the Class B Warrants remained exercisable through August 4, 2004. The Class A Warrants and Class B Warrants were immediately detachable from the common stock but were not separable from each other until the Class A Warrant was exercised. The Class A Warrants were immediately exercisable after they were issued. Any Class A Warrant or Class B Warrant that was not exercised on or prior to August 4, 2004 is void and of no effect.

Class C Warrants

We sold Class C Warrants as part of our 2004 private placement of Series B Preferred Stock. Ten Class C Warrants were attached to each share of Series B Preferred Stock. Each Class C Warrant has a term of three years (unless we extended the term) and provides the right to purchase one share of common stock at a price of $7.00 per share. The Class C Warrants are immediately exercisable and detachable from the shares of Series B Preferred Stock. If the average closing market price for our common stock is equal to or greater than $10.50 per share for a period of 30 days, then we are entitled to repurchase such warrants, with 30 days notice, at a price of $.001 per warrant.

In connection with the private placement of Series B Preferred Stock, we entered into an agreement with Kenny Securities Corp. to provide certain services to us. As compensation for such services, we agreed to pay Kenny Securities (a) a cash placement fee equal to 7% of the amount sold by Kenny Securities in the private placement; (b) warrants to purchase, at $2.00 per share, a number of shares of common stock equal to 10% of the number of shares issuable upon conversion of the Series B Preferred Stock sold by Kenny Securities; and (c) Class C Warrants for the same number of shares. We issued warrants to purchase up to 125,000 shares of our common stock at $2.00 per share to Kenny Securities for sales made by Kenny Securities in the private placement. Kenny Securities also received Class C Warrants to purchase 125,000 shares of our common stock, which shares are included in the shares offered hereby.

If we issue additional shares to others for any reason, other than a consolidation, merger, stock split, or sale of all of our assets, the holder of the warrants will have no rights to purchase any more shares than are represented by the warrants. In addition, no adjustment or change in the exercise price of each warrant will be made, except if a stock split is declared by us. In case of a stock split, the exercise price of the warrants shall be adjusted higher or lower depending upon whether the stock split is a reverse stock split or forward stock split. A forward stock split means the shares are being split so that more shares will be outstanding after the stock split. In a forward stock split, the exercise price of the warrants shall be adjusted to permit the purchase of more shares of stock for the original exercise price. If there is a reverse stock split, there will be a reduction in outstanding shares and the exercise price of the warrant shall purchase fewer shares.

In the private placement of Series B Preferred Stock, which closed on July 27, 2004, 272,100 shares of the Series B Preferred Stock were sold for $5,442,000. We issued 2,846,000 Class C Warrants, 2,721,000 of which were attached to shares of the Series B Preferred Stock and 125,000 of which were issued to Kenny Securities.

Warrants Issued in Connection with Series C Preferred Stock

In the private placement of Series C Preferred Stock that was consummated on January 4, 2005, investors received a warrant to purchase 400 shares of common stock for each share of Series C Preferred Stock purchased in the private placement. The warrants are immediately exercisable and remain exercisable for a term of five years at an exercise price of $6.00 per share. If the warrants are not exercised on or prior to January 4, 2010 (or such later date as extended under certain circumstances), the warrants shall be void and of no effect. Following one year after this Registration Statement is declared effective by the Securities and Exchange Commission, each warrant contains a call option whereby, so long as certain conditions are met, we can require the holder of each warrant to either (a) exercise their warrant or (b) tender their warrant provided the closing price of our stock for any 20 consecutive trading-day period is equal to or exceeds 200% of the exercise price. The warrants provide that if we issue any securities that are convertible into or exercisable or exchangeable for our common stock, or option or warrants or other rights to purchase or subscribe for our common stock pro rata to the record holders of any class of our common stock, then the holders of the warrants, upon exercise of the warrants shall be entitled to receive such securities, options, warrants or other purchase rights. If we issue our common stock at a price less than the exercise price of the warrants, the exercise price of the warrants shall be adjusted downward pursuant to a formula set forth in the warrants.

The warrants prevent us from issuing shares of our common stock in connection with the exercise of the warrants to the extent that such exercise would result in the holder or its affiliate (or any person whose beneficial ownership would be aggregated with the holder) beneficially owning in excess of 4.99% of the outstanding shares of our common stock following such exercise.

Unless and until any Class A, Class B, or Class C Warrant or any warrant issued in connection with the Series C Preferred Stock, is exercised, each warrant holder will not own any equity interest by virtue of his or its ownership of the warrant. The warrant holder may not vote as a stockholder. The warrant holder also will not have rights to any distributions to stockholders unless and until the warrant is exercised and we receive the cash consideration for the purchase of the common stock. We have reserved a number of shares of common stock equal to the number of warrants issued.

Potential Liabilities Related to Issuances of Securities

In 2001 - 2003, we sold shares of our Convertible Preferred Stock, which is sometimes reflected in our financial statements as our Series A Preferred Stock. We recently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and we made such filing in December 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued. We are making an assessment of the effects of the delay and determining what actions we will take, if any, to remedy the effects of the delay. To date, we have issued 1,891,473 shares of the Convertible Preferred Stock, all of which were issued prior to the filing of the certificate of designation and 350,873 of which remain outstanding. All other shares have converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share.

From May 1, 2002 through May 10, 2004, warrant holders exercised 2,545,800 of our Class A Warrants and 22,600 of our Class B Warrants for a total of 2,568,400 shares of common stock. The warrant holders paid an aggregate of $1,340,700 for these exercises. From May 1, 2002 through May 10, 2004, the registration statement that we filed with the U.S. Securities and Exchange Commission to register the common stock issuable upon exercise of these warrants may not have been “current” because the registration statement had not been amended to include our most recent audited financial statements. As a result, the former warrant holders may be entitled to demand a rescission of their previous exercises of common stock. We intend to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. Once made, the rescission offer is expected to remain open for 30 days. The rescission offer would require us to repurchase the shares of common stock issued upon exercise of the warrants at their original exercise price, $.50 for the Class A Warrants and $3.00 for the Class B Warrants, at each warrant holder’s option. If all warrant holders accepted the rescission offer, we would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect. The current market price is over the $.50 exercise price of the Class A Warrants, and if that remains true, we would expect no former holders of Class A Warrants to accept the rescission offer. The current market price is below the $3.00 exercise price of the Class B Warrants. Only 22,600 Class B Warrants were exercised during the rescission offer period, making our potential rescission liability to the former Class B Warrant holders equal to $67,800 plus interest, which amount would be reduced to the extent of any sales of the underlying common stock by the former warrant holders.

Penny Stock Rules

It is likely public transactions in our stock will be covered by the Penny Stock rules, which impose significant restrictions on broker-dealers and may affect the resale of our stock. A penny stock is generally a stock that:

•

Is not listed on a national securities exchange or Nasdaq;

•

Is listed in “pink sheets” or on the NASD Over-The-Counter Bulletin Board;

•

Has a price per share of less than $5.00; and

•

Is issued by a company with net tangible assets less than $5 million.

The penny stock trading rules impose additional duties and responsibilities upon broker-dealers and salespersons effecting purchase and sale transactions in common stock and other equity securities, including:

•

Determination of the purchaser’s investment suitability;

•

Delivery of certain information and disclosures to the purchaser; and

•

Receipt of a specific purchase agreement from the purchaser prior to effecting the purchase transaction.

Many broker-dealers will not effect transactions in penny stocks, except on an unsolicited basis, in order to avoid compliance with the penny stock trading rules. It is likely our common stock will be covered by the penny stock trading rules. Therefore, such rules may materially limit or restrict a holder’s ability to resell our common stock, and the liquidity typically associated with other publicly traded equity securities may not exist.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 50,594,760 shares of common stock issued and outstanding, based on the number of shares outstanding on May 23, 2005. On February 1, 2005, 25,011,318 of our outstanding shares are deemed to be restricted shares under the Securities Act of 1933. The restricted shares will be eligible for sale pursuant to Rule 144 of the Securities Act at the expiration of the one-year holding period from their date of acquisition. The one-year holding period for some shares has already expired. The resale of many of these shares has been registered on registration statements filed with the U.S. Securities and Exchange Commission. In addition, we have 237,700 shares of our convertible preferred stock, 193,050 shares of our Series B preferred stock, and 14,450 shares of our Series C preferred stock outstanding on April 22, 2005. Such shares of preferred stock are convertible into common stock and such common stock is eligible for sale pursuant to Rule 144 at the expiration of the one-year holding period from their date of acquisition.

Pursuant to a Consent Order with the State of Missouri, Mr. Gott agreed to lockup his shares through May 5, 2005, to be released only upon specified occurrences, or in increments after May 5, 2003. These shares are no longer subject to the lock-up agreement. Mr. Gott, who beneficially owns 8,893,699 shares, may now sell his outstanding shares subject to the resale restrictions of Rule 144 of the Securities Act of 1933, as amended. Future sales may have a negative effect on the price of our shares in the public market. This may cause the price of our common stock to decline and may prevent investors from reselling their shares at a profit.

LEGAL MATTERS

Legal matters in connection with this offering will be passed upon by Freeborn & Peters LLP, 311 South Wacker Drive, Suite 3000.

EXPERTS

The audited financial statements of the Company as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 appearing in this prospectus and in the registration statement of which this prospectus forms a part, have been audited by Weaver & Martin, LLC, independent public accountants. Their report, which appears elsewhere herein, includes an explanatory paragraph as to the ability of SLS to continue as a going concern. The financial statements are included in reliance upon such report and upon the authority of such firm as an expert in auditing and accounting.

FURTHER INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional offices. You can obtain copies of these materials from the Public Reference Section of the Securities and Exchange Commission upon payment of fees prescribed by the Securities and Exchange Commission. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission’s Web site contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

We have filed a registration statement on Form SB-2 with the Securities and Exchange Commission under the Securities Act with respect to the securities offered in this prospectus. This prospectus, which is filed as part of a registration statement, does not contain all of the information set forth in the registration statement, some portions of which have been omitted in accordance with the Securities and Exchange Commission’s rules and regulations. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to in this prospectus are not necessarily complete and are qualified in their entirety by reference to each such contract, agreement or other document which is filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission, and copies of such materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at prescribed rates.

SLS INTERNATIONAL, INC.

SLS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

	March 31, 2005	December 31, 2004

	(unaudited)	(audited)
Assets
Current assets:
Cash	$4,814,195	$10,712,858
Certificates of deposit	4,000,000	—
Accounts receivable, less allowance for doubtful accounts of $45,000 as of March 31, 2005 and December 31, 2004	362,822	271,429
Inventory	2,063,503	1,908,588
Deposits - inventory	126,461	50,000
Deposits - merger	—	100,000
Prepaid expenses and other current assets	101,440	192,817
Total current assets	11,468,421	13,235,692
Fixed assets:
Building	3,500,240	—
Vehicles	255,044	51,949
Equipment	234,805	234,805
Leasehold improvements	245,681	245,681
Construction in progress	320,508	—
	4,556,278	532,435
Less accumulated depreciation	141,472	105,131
Net fixed assets	4,414,806	427,304
	$15,883,227	$13,662,996
Liabilities and Shareholders' Equity
Current liabilities:
Current maturities of long-term debt and notes payable	$29,101	$29,101
Accounts payable	192,776	346,980
Accrued liabilities	36,224	630,503
Total current liabilities	258,101	1,006,584
Notes payable, less current maturities	9,732	10,951
Commitments and contingencies:
Shareholders' equity:
Preferred stock, Series A, $.001 par, 2,000,000 shares authorized; 233,700 and 346,873 shares issued as of March 31, 2005 and December 31, 2004	234	347
Preferred stock, Series B, $.001 par, 1,000,000 shares authorized; 193,050 and 196,050 shares issued as of March 31, 2005 and December 31, 2004	193	196
Preferred stock, Series C, $.001 par, 25,000 shares authorized; 14,450 and no shares issued as of March 31, 2005 and December 31, 2004	14	—
Deposits on Preferred stock, Series C	—	8,849,420
Contributed capital - preferred	20,626,936	6,776,665
Common stock, $.001 par; 75,000,000 shares authorized; 43,032,810 shares and 41,751,080 shares issued as of March 31, 2005 and December 31, 2004	43,034	41,752
Common stock not issued but owed; 703,071 and 300,000 shares at March 31, 2005 and December 31, 2004	703	300
Contributed capital - common	26,215,610	21,882,091
Unamortized cost of stock issued for services	(1,830,070)	(1,363,973)
Retained deficit	(29,441,261)	(23,541,337)
Total shareholders' equity	15,615,394	12,645,461
	$15,883,227	$13,662,996

The accompanying notes are an integral part of these condensed consolidated financial statements.

SLS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	For the Three Months Ended March 31,

	2005	2004

Revenue	$824,720	$420,916

Cost of sales	486,162	252,916

Gross profit	338,558	168,000

General and administrative expenses	3,032,430	2,956,689

Loss from operations	(2,693,872)	(2,788,689)

Other income (expense):
Interest expense	(438)	(505)
Interest and miscellaneous, net	48,176	5,376

	47,739	4,871

Loss before income tax	(2,646,133)	(2,783,818)

Income tax provision	—	—

Net loss	(2,646,133)	(2,783,818)

Deemed dividend associated with beneficial conversion of preferred stock	(3,246,112)	(971,477)
Dividend - preferred series C	(7,678)	—

Net loss available to common shareholders	$(5,899,923)	$(3,755,295)

Basic and diluted loss per share	$(0.14)	$(0.13)

Weighted average shares outstanding	42,697,378	28,743,930

The accompanying notes are an integral part of these condensed consolidated financial statements.

SLS INTERNATIONAL, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the Three Months Ended March 31,

	2005	2004

Operating activities:
Net loss	$(2,646,133)	$(2,783,818)
Adjustments to reconcile net income to cash flows from operating activities:
Depreciation and amortization	36,341	10,823
Amortization of cost of stock issued for services	253,903	70,005
Expense of stock & options granted for services	871,175	718,088
Goodwill impairment charge	—	1,148,502
Change in assets and liabilities:
Accounts receivable, less allowance for doubtful accounts	(91,393)	43,298
Inventory	(154,915)	(258,068)
Deposits - inventory	(76,461)	—
Deposits - merger	100,000	—
Prepaid expenses and other current assets	91,376	—
Accounts payable	(154,204)	(53,483)
Accrued liabilities	(594,278)	90

Cash used in operating activities	(2,364,589)	(1,104,563)

Investing activities:
Investment in certificates of deposit	(4,000,000)	—
Additions of fixed assets	(4,023,843)	(56,743)

Cash provided by (used in) investing activities	(8,023,843)	(56,743)

Financing activities:
Sale of stock, net of expenses	4,490,988	2,671,850
Acquisition of subsidiary	—	(300,000)
Borrowing on notes payable	—	—
Repayments of notes payable	(1,219)	(888)

Cash provided by financing activities	4,489,769	2,370,962

Increase (decrease) in cash	(5,898,663)	1,209,656
Cash, beginning of period	10,712,858	1,482,786

Cash, end of period	$4,814,195	$2,692,442

Supplemental cash flow information:
Interest paid	$438	$—
Income taxes paid (refunded)	—	—
Dividend -preferred series C paid in common stock	7,678	—

Noncash investing activities:
Stock issued and options granted for services	$871,175	$718,088

The accompanying notes are an integral part of these condensed consolidated financial statements.

SLS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements at March 31, 2005 have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of financial position as of March 31, 2005 and results of operations and cash flows for the three months ended March 31, 2005. All such adjustments are of a normal recurring nature. The results of operations for the interim period are not necessarily indicative of the results expected for a full year. Certain amounts in the 2004 financial statements have been reclassified to conform to the 2005 presentations. The statements should be read in conjunction with the financial statements and footnotes thereto included in our Form 10-KSB for the year ended December 31, 2004.

NOTE 2 - NOTES PAYABLE

At December 31, 2004 and March 31, 2005, there is a note payable to an individual in the amount of $25,000. This note bears interest of 7% and is due in September 2005. There is also a note payable for equipment in the amount of $15,052 and $13,833 as of December 31, 2004 and March 31, 2005, respectively. This note bears interest of 5.16% and matures in September of 2008. Interest expense for the year ended December 31, 2004 and the quarter ended March 31, 2005 was $1,907 and $438 respectively.

NOTE 3 - STOCK TRANSACTIONS

In July 2003, we entered into an endorsement agreement with the recording artist Sting through Steerpike Ltd. The agreement grants 1,100,000 options in exchange for future endorsements of our products. Each option is convertible into one share of common stock at a strike price of $0.25 and is exercisable for a period of five years. Expense associated with the options will be recorded over the two-year period of the agreement beginning July 31, 2003 and ending July 31, 2005. Expense will be recorded at fair market value, using the Black-Scholes pricing model, on an accelerated method, thereby recording a larger portion of the costs in the earlier months of the two-year period. Consulting expense relating to this agreement was $75,260 for the quarter ended March 31, 2005. As of March 31, 2005 approximately 1,081,850 of the 1,100,000 options have been earned and expensed. Expenses to be recorded in the remaining quarters of the year ended December 31, 2005 are unknown at this time because they are partly based on the market price over those periods.

In November 2003, an agreement was signed with William Fischbach for consulting services to be performed November 10, 2003 to November 10, 2006. As compensation for consulting services we issued 400,000 shares of common stock on November 11, 2003. Using the market value of the date the agreement was signed, the shares were valued at $780,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost is amortized over the three-year period of the agreement. Consulting expense relating to this agreement was $65,000 for the quarter ended March 31, 2005. On March 31, 2005 there was $418,671 remaining in unamortized stock issued for services for this agreement. The agreement also calls for the issuance of options, not to exceed an aggregate of 800,000, to Mr. Fischbach on January 1 of each year based on the previous year's performance levels. No options were issued on January 1, 2004 or 2005 under this agreement. As of March 31, 2005, Mr. Fischbach had earned no options based on his performance in the quarter ended March 31, 2005. The agreement also calls for additional compensation to Mr. Fischbach in the form of a cash fee of 2% of the dollar amount of value provided in a merger, acquisition, or other transaction resulting directly from Mr. Fischbach's services. As of March 31, 2005, Mr. Fischbach had earned no cash fee based on the value provided to us in the quarter ended March 31, 2005.

In December 2004, an agreement was signed with W. Curtis Hargis Co. (Hargis) for consulting services. As compensation for consulting services we agreed to issue 100,000 options upon reaching an agreement with a retailer introduced to us by Hargis. This occurred on March 21, 2005. We also agreed to issue Hargis one option to purchase one share of common stock for every $100 in sales from the retailer provided that Hargis

SLS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

shall not be entitled to receive in excess of 500,000 options. The options have a term of three years and have a strike price equal to the average price of the Company's common stock for the five trading days immediately prior to the day the options are earned. As of March 31, 2005, Hargis had earned 101,529 options to purchase common stock. Using the Black-Scholes pricing method, the options were valued at $62,886 and recorded as consulting expense in the quarter ended March 31, 2005. The agreement also calls for additional compensation to Hargis in the form of a cash fee of 2% of the net sales realized from the retailer. As of March 31, 2005, Hargis had earned no cash fee based on the value provided to us in the quarter ended March 31, 2005.

In January of 2005, the Company completed a private placement of 15,000 shares of its Series C Preferred Stock for an aggregate purchase price of $15,000,000. The proceeds were $13,340,408, net of expenses. Expenses associated with the offering, are legal costs of $132,558 and expenses related to a finder's fee. The finder was compensated 6% of the gross offering funds received, $900,000, and 40,000 warrants for every $1,000,000 raised in the offering. The finder received 600,000 warrants, which were valued at $627,034 using the Black-Scholes pricing model.

The Series C Preferred Stock contains a beneficial conversion feature. The feature allows the holder to convert each share of preferred to 400 shares of common stock and accrues a 6% premium to the stated face value of the shares of preferred stock, which would be convertible into additional shares of common stock. A discount on preferred shares of $3,246,112 relating to the beneficial conversion feature was recorded. As of March 31, 2005, the full discount had been amortized to retained earnings.

The 6% premium accrues to the face value of the preferred stock and compounds quarterly. As of March 31, 2005, the face value of the 14,450 outstanding shares is $14,654,323, of which $204,323 is premium. The face value of the preferred stock is convertible into common stock at $2.50 per share. As a result, on March 31, 2005, the 14,450 outstanding shares of preferred stock were convertible into 5,861,729 shares of common stock.

Attached to each Series C Preferred share are 400 Class D warrants. Each Class D warrant has a term of five years and provides the right to purchase one share of our common stock at $6.00 per share, subject to certain adjustments. The Company may redeem the warrants and may require the holders to convert the preferred stock to common stock if certain conditions are met. Using the Black-Scholes model for pricing, the Class D warrants were valued at $1,506,112.

In the quarter ended March 31, 2005, 113,173 shares of preferred stock, series A, were converted to 1,131,730 shares of common stock. There are 237,700 shares outstanding as of March 31, 2005.

In the quarter ended March 31, 2005, 3,000 shares of preferred stock, series B, were converted to 30,000 shares of common stock. There are 193,050 shares outstanding as of March 31, 2005.

In the quarter ended March 31, 2005, 550 shares of preferred stock, series C, were converted into 220,000 shares of common stock. 100,000 of these common shares were not issued until April of 2005 and are therefore shown in these financial statements as stock not issued but owed as of March 31, 2005. There are 14,450 shares outstanding as of March 31, 2005. The premium on these converted shares was $7,678 and is recorded in these financial statements as a stock dividend. The premium converted at $2.50 per share into an additional 3,071 shares of common stock. These shares were not issued as of March 31, 2005 and are therefore shown in these financial statements as stock not issued but owed.

In the quarter ended March 31, 2005, 30,000 options were granted for consulting services. The options have a strike price equal to the market price on their grant date, ranging from $2.18 to $2.51. Using the Black-Scholes pricing model, the options were valued at $33,150 and recorded as consulting expense.

In the quarter ended March 31, 2005, 730,000 options were granted to directors of the Company. The options have a strike price of $2.50. Using the Black-Scholes pricing model, the options were valued at $490,868 and recorded as compensation expense.

SLS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In January of 2005, an agreement was signed with New AV Ventures, LLC (AV) for consulting services to be performed January 31, 2005 to January 31, 2010. As compensation for consulting services the Company agreed to issue 300,000 shares of common stock. These shares were issued in April of 2005 and are therefore shown on these financial statements as shares not issued but owed as of March 31, 2005. Using the market value on the date the agreement was signed, the shares were valued at $720,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the five-year period of the agreement. Consulting expense relating to this agreement was $36,000 for the quarter ended March 31, 2005. On March 31, 2005 there was $684,000 remaining in unamortized stock issued for services for this agreement. The Company also agreed to give AV a percentage of future sales to certain vendors and one option to purchase one share of common stock for each $100 of sales to vendors generated by AV provided that AV shall not be entitled to receive in excess of 700,000 options. The options will have a term of five years and have a strike price equal to the average price of the Company's common stock for the five trading days immediately prior to January 1 of the following year. As of March 31, 2005, New AV Ventures, LLC has earned no cash fee or options under this agreement.

NOTE 4 - UNAMORTIZED COST OF STOCK ISSUED FOR SERVICES

We have issued or agreed to issue shares of common stock and options as part of various consulting agreements. The costs of these issuances are recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The balance is amortized into consulting expense over the lives of the various consulting agreements. For the quarter ended March 31, 2005, $253,903 was amortized into consulting expense. Unamortized cost of stock issued for services was $1,830,070 as of March 31, 2005.

NOTE 5 - CONSULTING, PROMOTIONAL AND INVESTOR RELATIONS SERVICES

Consulting and investor relation services expense was $746,569 for the quarter ended March 31, 2005. Consulting and investor relation expenses incurred are detailed below:

Consulting expenses relating to stock issued for consulting agreements was $253,903 (See Note 4) in the quarter ended March 31, 2005. Consulting expenses relating to options issued for services was $171,296 (See Note 3) for the quarter ended March 31, 2005.

Various individuals and corporations performed consulting services and investor relation services for us during the quarter ended March 31, 2005 and were paid $321,370.

NOTE 6 - BUILDING AND RELATED PARTY TRANSACTIONS

We paid rent of $18,750 for January of 2005 to a company 50% owned by our President.

In February of 2005, we exercised an option to purchase a building from a company 50% owned by our President. The purchase price was $3,500,000. We are currently in the process of moving into the new facility.

NOTE 7 - SUBSEQUENT EVENTS

In April of 2005, we issued 400,000 shares of common stock that were owed as of March 31, 2005.

The Company intends to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. During such period, the registration statement that the Company filed with the US Securities and Exchange Commission to register the common stock issuable upon exercise of the warrants may not have been "current" because it had not been amended to include the Company's most recent audited financial statements. As a result, the former warrant holders may be entitled to rescind their purchases and the Company has decided to make the rescission offer. Once made,

SLS INTERNATIONAL, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the rescission offer is open for 30 days. The rescission offer would require the Company to purchase warrants back at their original exercise price, $.50 for the Class A warrants and $3.00 for the Class B warrants, at each warrant holder's option. The current market price is well above the $.50 exercise price of the Class A warrants so no adjustment to the financial statements for the year ended December 31, 2004 or the quarter ended March 31, 2005 has been made for the rescission offer. The current market price is below the $3.00 exercise price of the Class B warrants. Only 16,600 Class B warrants were issued in the period, so any effect of the rescission offer would be immaterial to these financial statements, therefore, no adjustment has been made. If all warrant holders accepted the rescission offer, the Company would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect on these financial statements.

From 2001 to 2003, we sold shares of our Convertible Preferred Stock, which is reflected in these financial statements as our Series A Preferred Stock. The Company recently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and the Company made such filing in December of 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued. The Company is making an assessment of the effects of the delay and will determine what actions it will take, if any, to remedy the effects of the delay. Because the current stock price is well above the conversion price, no adjustments to these financial statements have been recorded.

SLS INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Directors
SLS International, Inc.

We have audited the accompanying consolidated balance sheet of SLS International, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ deficit, cash flows, and valuation and qualifying accounts for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SLS International, Inc. as of December 31, 2004 and 2003 and the results of its operations, cash flows, and valuation and qualifying accounts for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

WEAVER & MARTIN, LLC
Kansas City, Missouri
March 3, 2005

SLS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEET

	December 31,	December 31,
	2004	2003
Assets
Current assets:
Cash	$10,712,858	$1,482,786
Accounts receivable, less allowance for doubtful accounts of $45,000 as of December 31, 2004 and 2003	271,429	277,665
Inventory	1,908,588	590,297
Deposits - inventory	50,000	—
Deposits - merger	100,000	—
Prepaid expenses and other current assets	192,817	6,850
Total current assets	13,235,692	2,357,598

Fixed assets:
Vehicles	51,949	73,376
Equipment	234,805	159,212
Leasehold improvements	245,681	175,621
	532,435	408,209
Less accumulated depreciation	105,131	88,016
Net fixed assets	427,304	320,193
	$13,662,996	$2,677,791

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt and notes payable	$29,101	$28,946
Accounts payable	346,980	357,287
Accrued liabilities	630,503	26,138
Total current liabilities	1,006,584	412,371
Notes payable, less current maturities	10,951	15,931

Commitments and contingencies:
Shareholders’ equity:
Preferred stock, Series A, $.001 par, 2,000,000 shares authorized; 346,873 and 1,545,300 shares issued as of December 31, 2004 and December 31, 2003	347	1,545
Preferred stock, Series B, $.001 par, 1,000,000 shares authorized; 196,050 and 0 shares issued as of December 31, 2004 and December 31, 2003	196	—
Deposits on Preferred stock, Series C	8,849,420	—
Discount on preferred stock	—	(1,886,576)
Contributed capital - preferred	6,776,665	7,411,585
Common stock, $.001 par; 75,000,000 shares authorized; 41,751,080 shares and 28,230,180 shares issued as of December 31, 2004 and December 31, 2003	41,752	28,231
Common stock not issued but owed to buyers; 300,000 and 183,000 shares at December 31, 2004 and December 31, 2003	300	183
Contributed capital - common	21,882,091	8,319,286
Unamortized cost of stock issued for services	(1,363,973)	(781,204)
Retained deficit	(23,541,337)	(10,843,561)
Total shareholders’ equity	12,645,461	2,249,489
	$13,662,996	$2,677,791

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,
	2004	2003	2002
Revenue	$2,040,575	$968,245	$790,582

Cost of sales	1,507,353	601,213	537,243
Gross profit	533,222	367,032	253,339

General and administrative expenses	9,179,555	4,492,237	2,468,565
Loss from operations	(8,646,333)	(4,125,205)	(2,215,226)

Other income (expense):
Interest expense	(1,907)	(39,170)	(33,306)
Interest and miscellaneous, net	48,341	185,034	6,207
	46,434	145,864	(27,099
Loss before income tax	(8,599,899)	(3,979,341)	(2,242,325)

Income tax provision	—	—	—
Net loss	(8,599,899)	(3,979,341)	(2,242,325)

Deemed dividend associated with beneficial conversion of preferred stock	(4,097,877)	(1,798,438)	(552,100)

Net loss availiable to common shareholders	$(12,697,776)	$(5,777,779)	$(2,794,425)

Basic and diluted loss per share	$(0.38)	$(0.23)	$(0.14)

Weighted average shares outstanding	33,072,988	25,496,816	20,446,711

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock,		Preferred Stock,									Unamortized Cost of Stock Issued For Service	Retained Deficit	Total
	Series A		Series B					Common Stock
					Deposit on Preferred C	Discount on Preferred	Contributed Capital-Pref			Amount Unissued	Contributed Capital
	Shares	Amount	Shares	Amount				Shares	Amount
Balance, January 1, 2002	102,000	102	—	$—	$—	$(166,694)	446,298	19,059,52	$19,020	$40	$1,710,425	$—	$(2,271,357)	(262,166)
Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(2,242,325)	(2,242,325)
Sales of preferred stock	315,000	315	—	—	—	—	787,185	—	—	—	—	—	—	787,500
Beneficial conversion of preferred	—	—	—	—	(618,700)	618,700	—	—	—	—	—	—	—	—
Preferred discount amortization	—	—	—	—	—	552,100	—	—	—	—	—	—	(552,100)	—
Stock issued from prior period sales	—	—	—	—	—	—	—	40	(40)	—	—	—	—	—
Conversion of preferred to common	(102,000)	(102)	—	—	—	—	—	—	—	1,020	(918)	—	—	—
Sales of common stock	—	—	—	—	—	—	—	100,000	100	200	29,700	—	—	30,000
Common stock issued for services	—	—	—	—	—	—	—	2,195,000	2,195	—	1,071,755	(1,073,950)	—	—
Options issued for services	—	—	—	—	—	—	—	—	—	—	426,164	(426,164)	—	—
Services paid for on behalf of company	—	—	—	—	—	—	—	—	—	99,099	(99,099)	—	—	—
Amortization of stock issued for services	—	—	—	—	—	—	—	—	—	—	1,074,229	—	1,074,229	—
Common stock warrants exercised	—	—	—	—	—	—	—	99,000	99	2	50,399	—	—	50,500
Balance, December 31, 2002	315,000	315	—	$—	—	(233,294)	1,852,183	21,453,528	21,454	1,222	3,386,624	(524,984)	(5,065,782)	(562,262)

Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(3,979,341)	(3,979,341)
Sales of preferred stock	1,468,300	1,468	—	—	—	—	3,669,282	—	—	—	—	—	—	3,670,750
Beneficial conversion of preferred	—	—	—	—	(3,451,720)	3,451,720	—	—	—	—	—	—	—	—
Preferred discount amortization	—	—	—	—	—	1,798,438	—	—	—	—	—	—	(1,798,438)	—
Stock issued from prior period sales	—	—	—	—	—	—	—	1,220,000	1,220	(1,220)	—	—	—	—
Conversion of preferred to common	(238,000)	(238)	—	—	—	—	(1,561,760)	2,380,000	2,380	—	1,559,618	—	—	—
Common stock issued for services	—	—	—	—	—	—	—	720,452	720	—	912,316	(913,036)	—	—
Options issued to employees & directors	—	—	—	—	—	—	—	—	—	23,134	—	—	23,134	—
Options issued for services	—	—	—	—	—	—	—	—	—	—	1,142,432	—	—	1,142,432
Options exercised for common stock	—	—	—	—	—	—	—	79,000	79	181	64,740	—	—	65,000
Amortization of stock issued for services	—	—	—	—	—	—	—	—	—	—	—	656,816	—	656,816
Conversion of “A” warrants for services	—	—	—	—	—	—	—	394,600	395	—	199,605	—	—	200,000
Common stock warrants exercised	—	—	—	—	—	—	—	1,982,600	1,983	—	1,030,817	—	—	1,032,800
Other	—	—	—	—	—	—	160	—	—	—	—	—	—	160
Balance, December 31, 2003	1,545,300	1,545	—	$—	—	(1,886,576)	7,411,585	28,230,18	$28,231	183	$8,319,286	$(781,204)	$(10,843,561)	$2,249,489

Net loss for the year	—	—	—	—	—	—	—	—	—	—	—	—	(8,599,899)	(8,599,899)
Sales of preferred stock with C Warrants	—	—	272,100	272	—	—	4,828,418	—	—	—	273,560	—	—	5,102,250
Beneficial conversion of preferred	—	—	—	—	—	(2,211,300)	2,211,300	—	—	—	—	—	—	—
Preferred discount amortization	—	—	—	—	—	4,097,876	—	—	—	—	—	—	(4,097,876)	—
Stock issued from prior period sales	—	—	—	—	—	—	—	183,000	183	(183)	—	—	—	—
Conversion of preferred to common	(1,200,600)	(1,200)	(76,050)	(76)	—	—	(7,674,594)	12,766,500	12,767	—	7,663,103	—	—	—
Common stock issued for services	—	—	—	—	—	—	—	—	—	300	479,700	(480,000)	—	—
Options issued to directors	—	—	—	—	—	—	—	—	—	—	87,786	—	—	87,786
Options issued for services	—	—	—	—	—	—	—	—	—	—	4,019,027	(814,781)	—	3,204,246
Deposit on Series C preferred stock	—	—	—	—	8,849,420	—	—	—	—	—	—	—	—	8,849,420
Amortization of stock issued for services	—	—	—	—	—	—	—	—	—	—	—	712,012	—	712,012
Common stock cancelled	—	—	—	—	—	—	—	(100,000)	(100)	—	100	—	—	—
Common stock warrants exercised	—	—	—	—	—	—	—	328,400	328	—	178,872	—	—	179,200
Common stock issued Evenstar acquisition	—	—	—	—	—	—	—	300,000	300	—	860,700	—	—	861,000
Other	2,173	2	—	—	—	—	(44)	43,000	43	—	(43)	—	(1)	(43)
Balance, December 31, 2004	346,873	347	196,050	$196	$8,849,420	—	$6,776,665	41,751,08	$41,752	$300	$21,882,091	$(1,363,973)	(23,541,331)	$2,645,461

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
	2004	2003	2002
Operating activities:
Net loss	$(8,599,899)	$(3,979,341)	$(2,242,325)
Adjustments to reconcile net income to cash flows
from operating activities:
Depreciation and amortization	51,183	24,755	15,018
Amortization of cost of stock issued for services	712,012	856,816	1,074,229
Expense of stock options granted for services	3,293,987	1,165,566	—
Gain on sale of fixed assets	(11,000)	—	(5,900)
Goodwill impairment charge	1,148,502	—	—
Change in assets and liabilities:
Accounts receivable, less allowance for doubtful accounts	6,236	(112,641)	(95,839)
Inventory	(1,318,291)	(328,724)	(10,575)
Deposits – inventory	(50,000)	—
Prepaid expenses and other current assets	(185,967)	86	(4,855)
Accounts payable	(10,307)	(60,162)	220,616
Due to shareholders	—	(23,193)	(8,693)
Accrued liabilities	604,365	(144,759)	103,868

Cash used in operating activities	(4,359,179)	(2,601,597)	(954,456)

Investing activities:
Proceeds from sale of fixed assets	11,000	—	5,900
Additions of fixed assets	(158,294)	(318,724)	(4,353)

Cash provided by (used in) investing activities	(147,294)	(318,724)	1,547

Financing activities:
Sale of stock, net of expenses	5,291,950	4,768,550	868,000
Acquistion of subsidiary	(400,000)	—	—
Deposit received on Preferred C Series, net of expenses	8,849,420	—	—
Borrowing on notes payable	—	21,461	55,000
Repayments of notes payable	(4,825)	(391,144)	(14,241)

Cash provided by financing activities	13,736,545	4,398,867	908,759

Increase (decrease) in cash	9,230,072	1,478,546	(44,150)
Cash, beginning of period	1,482,786	4,240	48,390

Cash, end of period	$10,712,858	$1,482,786	$4,240
Supplemental cash flow information:
Interest paid	$157	$43,345	$6,766
Income taxes paid (refunded)	—	—	—

Noncash investing activities:
Stock issued and options granted for services	$3,293,987	$2,278,602	$1,599,213
Conversion of notes payable	—	—	50,000

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

	Balance at beginning of year	Additions charged to costs and expenses	Deductions	Balances at end of year

Year ended December 31, 2002
Allowance for doubtful accounts	$—	$132,396	$—	$132,396
Income tax valuation allowance	763,800	359,900	—	1,123,700

Year ended December 31, 2003
Allowance for doubtful accounts	132,396	—	87,396	45,000
Income tax valuation allowance	1,123,700	741,200	—	1,864,900

Year ended December 31, 2004
Allowance for doubtful accounts	45,000	—	—	45,000
Income tax valuation allowance	1,864,900	1,382,440	—	3,247,340

The accompanying notes are an integral part of these consolidated financial statements

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

1.   SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
Prior to June 1999, the Company’s one business segment was designing, selling and installing sound and lighting systems in churches, schools, theatres, and clubs and developing a proprietary loudspeaker line called SLS Loudspeakers.

In June 1999, the Company ceased marketing, selling, and installing sound and lighting systems directly and began focusing all efforts towards being a loudspeaker manufacturer only and selling to dealers and contractors.

Inventories:
Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of finished goods, raw materials and parts. Included in inventory at December 31, 2004 is $116,987 of finished goods consigned to sales representatives and dealers.

Fixed Assets:
Fixed assets are recorded at cost and depreciated over their estimated useful lives. Depreciation is provided on a straight-line basis. The lives used for items within each property classification range from 5 to 10 years.

Maintenance and repairs are charged to expense as incurred.

Depreciation expense was $51,183, $24,755, and $15,018 in the years ended December 31, 2004, 2003, and 2002.

Concentration of Credit Risk:
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company’s cash equivalents are in major banks and financial institutions. From time to time, the Company’s cash deposited with banks exceeded the FDIC insurance limit of $100,000. Concentrations of credit risk with respect to receivables are limited due to the large number of customers and their dispersion across geographic areas, however most are in the same industry; therefore, customers may be similarly affected by changes in economic and other conditions within the industry. The Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. As of December 31, 2004 and 2003, approximately 30% and 26%, respectively, of the Company’s net accounts receivable balance was due from three customers.

Research and Development:
Research and development costs relating to both present and future products are expensed when incurred and included in operating expenses. Research and development costs were $77,065, $31,435 and $22,095 for the years ended December 31, 2004, 2003 and 2002.

Advertising and Promotional Expenses:
Advertising and promotional expenses are charged to operations in the period incurred. Advertising and promotion expenses were $414,337, $150,713, and $42,209 for the years ended December 31, 2004, 2003, and 2002.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company’s financial position, results of operations, or cash flows.

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Revenue Recognition:
Revenue is recognized when the products are shipped to customers. Installation revenues are recognized when the projects (all less than one month) are completed.

Accounts Receivable:
Accounts receivable are carried on a gross basis, with no discounting, less the allowance for doubtful accounts. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the customers, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted.

Cash Equivalents:
The Company’s cash equivalents consist principally of any financial instruments with maturities of generally three months or less and cash investments. The carrying values of these assets approximate their fair market values.

Long-Lived Assets:
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of December 31, 2004, there had been no impairment in the carrying value of long-lived assets.

Goodwill and Other Intangible Assets:
Goodwill and indefinite life intangible assets are recorded at fair value and not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise, as required by SFAS No. 142. As of December 31, 2004 and 2003 the Company had no goodwill or other intangible assets. See Note 7, Acquisitions, for goodwill impairment expense during 2004. There was no goodwill impairment expense recorded during 2003.

Financial Instruments:
The carrying value of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Based upon borrowing rates currently available to the Company with similar terms, the carrying value of notes payable and long-term debt approximates fair value.

Net Loss Per Share:
The Company computes loss per share in accordance with SFAS No. 128, Earnings Per Share. This standard requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted loss per share computation.

The Company’s potentially issuable shares of common stock pursuant to outstanding stock options and convertible preferred stock are excluded from the Company’s diluted computation, as their effect would be anti-dilutive.

Recently Issued Accounting Standards:
In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (the Interpretation). The Interpretation requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

interests in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. The Interpretation was originally immediately effective for variable interest entities created after January 31, 2003, and effective in the fourth quarter of the Company’s fiscal 2003 for those created prior to February 1, 2003. However, in October 2003, the FASB deferred the effective date for those variable interest entities created prior to February 1, 2003, until the Company’s first quarter of fiscal 2004. The Company has completed the process of evaluating the Interpretation and believes its adoption will not have a material impact on its financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which revised SFAS No. 123 and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that companies recognize compensation expense associated with grants of stock options and other equity instruments to employees in the financial statements. Compensation cost will be measured based on the fair value of the instrument on the grant date and will be recognized over the vesting period. This pronouncement applies to all grants after the effective date and to the unvested portion of stock options outstanding as of the effective date. The Company anticipates that the effect of adopting this statement will not have a material effect on the financial statements.

Stock-Based Compensation:
The Company accounts for its stock and options issued for services by non-employees based on the market value of the stock at the date of the agreement and the market value of the options as determined by the Black-Scholes pricing model. The cost is amortized to expense over the life of the agreement to provide services. The Company accounts for its stock option plan in accordance with the provisions of SFAS No. 123, “Accounting for Stock Based Compensation”. SFAS No. 123 permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS No. 123 also allows entities to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations and provides pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. During 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, effective as of the beginning of the year. There had been no previous granting of options to employees and therefore this adoption had no effect on previous financial statements. See Note 12 for details of employee stock options issued during the years ended December 31, 2004 and 2003.

Income Taxes:

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expense items are recognized for financial reporting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. Under this method, the computation of deferred tax assets and liabilities give recognition to the enacted tax rates in effect in the year the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that the Company expects to realize.

Reclassifications
Certain amounts in the financial statements for the prior period have been reclassified to conform to the current period’s presentation.

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

2.    LONG TERM DEBT AND NOTES PAYABLE

Long term debt and notes payable consists of the following at December 31, 2004 and 2003:

	December 31,
	2004	2003

Notes payable to an individual, interest
rate of 7% uncollateralized, principal
due September of 2005	$25,000	$25,000

Equipment note, payments in monthly
installments of $407 beginning Oct. 2003,
ending Sept. 2008. Interest at 5.16%	15,052	19,877

	40,052	44,877
Less current portion	29,101	28,946

Long-term portion	$10,951	$15,931

The aggregate principal amounts due in the future are as follows:
$29,101 in 2005, $4,374 in 2006, $4,605 in 2007, and $1,972 in 2008.

Interest expense accrued on long-term debt was $1,907 and $5,763 in the years ended December 31, 2004 and 2003.

3.   COMMITMENTS

Rent expense for operating leases was approximately $98,943, $62,150 and $56,400 for the years ended December 31, 2004, 2003 and 2002. The current lease expired on August 31, 2004. There are no future minimum lease commitments under this lease.

In December of 2004, the Company signed a lease for a new facility that it plans to move into in the second quarter of 2005. In February of   2005, the Company exercised its option to purchase the building (Note 13). As of December 31, 2004, the future minimum lease commitment through the purchase date was $18,750 for January of 2005.

4.   INCOME TAXES

The Company does not have an income tax provision in 2004, 2003 and  2002. The Company has loss carryforwards of approximately $9,551,000 expiring from 2011 to 2018.

Deferred tax is comprised of the following:

Non-current asset:	2004	2003	2002

Net operating loss	$3,247,340	$1,864,900	$1,123,700
Valuation allowance	(3,247,340)	(1,864,900)	(1,123,700)

Total deferred tax, net	—	—	—

A percent reconciliation of the provision for income taxes to the statutory federal rate is as follows:

	2004	2003	2002

Statutory federal income tax rate	(34.0%)	(34.0%)	(34.0%)
Non deductible expense	18.2%	15.3%	17.0%
Change in valuation allowance	15.8%	18.7%	17.0%

Effective tax rate	0.0%	0.0%	0.0%

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

5.   RELATED PARTY TRANSACTIONS

The Company rents equipment owned by a shareholder for a rental fee. In 2004, 2003 and 2002, the Company collected $0, $0, and $1,740 in rent for the shareholder. Company revenue from the rental totaled approximately $0, $0 and $174 for the years ended December 31, 2004, 2003 and 2002.

On January 18, 2002, the Company borrowed $5,000 from a friend of the President of the Company. The note is a demand note and bears interest at 7%. Monthly interest payments totaling $175 and $322 were paid in the years ended December 31, 2003 and 2002. The note was repaid in full on June 17, 2003. The note balance on December 31, 2003 and 2004 was $0.

On November 13, 2002, the Company borrowed $50,000 from a friend of the President of the Company. The note is a demand note and bears interest at 10%. Monthly interest payments totaling $2,500 and $444 were paid in the years ended December 31, 2003 and 2002. The note was repaid in full on July 18, 2003. The note balance on December 31, 2003 and 2004 was $0.

On November 20, 2002 the Company sold a truck to an officer and shareholder for $5,900. The truck’s cost was $16,351 and had been fully depreciated. The transaction is reflected in the December 31, 2002 financial statements as a gain from sale of assets of $5,900.

There was an amount due from a shareholder of $511 as of December 21, 2004 and 2003. There was an amount due to a shareholder of $23,193 as of December 31, 2002. Amounts owed by or to shareholders to the Company are charged against or credited to interest.

In December of 2004, the Company entered into a real estate lease with a company 50% owned by the President of the Company (Note 13). The lease contained an option to purchase the building for $3,500,000. In February of 2005, the Company exercised the option and purchased the building. The Company paid rent of $18,750 for January of 2005 before the purchase occurred.

6.   MAJOR CUSTOMERS AND SUPPLIERS

In 2004, the Company received approximately 22% of its revenue from five customers with the largest customer accounting for 6% of total revenue. The Company purchased approximately 49% of the cost of sales from five vendors with the largest vendor accounting for 15% of total cost of sales.

In 2003, the Company received approximately 32% of its revenue from five customers with the largest customer accounting for 16% of total revenue. The Company purchased approximately 87% of the cost of sales from five vendors with the largest two vendors accounting for 55% of total cost of sales.

In 2002, the Company received approximately 29% of its revenue from four customers. The company purchased approximately 21% of the cost of sales from three vendors.

7.   ACQUISITIONS

In February of 2004, the Company entered into an agreement with the owners of SA Sound B.V. and SA Sound USA, Inc. giving the Company an option to acquire said companies at any time prior to February 27, 2004 for a purchase price of 370,000 euros, approximately $467,000. The Company paid 50,000 euros, approximately $63,000 for this option. The option agreement entitled the Company to a refund of the option price if the due diligence performed by the Company disclosed any material adverse facts about said companies. After completion of the due diligence, the Company determined not to exercise the option to purchase and has asserted its right to a refund of the option price The sellers are challenging the return of the option price. $109,165 has been recorded as acquisitions expense in the year ended December 31, 2004 in relation to the option price and related legal fees for this acquisition attempt.

In March of 2004, the Company completed a merger with Evenstar, Inc. into a newly formed, wholly owned subsidiary. In exchange for said merger, the Company paid $300,000 in cash and issued 300,000 shares of common stock to the seller. Based on market value of the common stock on the date of closing

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

and the cash given, the total acquisition price was $1,161,000. Simultaneously with the merger, the Company hired the seller as director of its electronics division. Evenstar, Inc had virtually no assets other than patents, valued at $12,498, and has not shown any revenue for the two years previous to the merger. The excess of the purchase price over the cost of the patents was recorded as goodwill in the first quarter of 2004. Simultaneously, the Company recorded a charge for impairment of goodwill of the same amount. Impairment charges relating to this merger were $1,148,502 for the year ended December 31 2004.

In April of 2004, the Company entered into a strategic alliance agreement with Bohlender-Graebener Corporation (BG). The Company paid BG $100,000 on April 2, 2004 for this agreement. This amount is recorded on the financial statements as deposits - merger. The agreement term is for one year and can be extended for any length of time after the first year by mutual agreement between BG and the Company. During the term of the agreement BG is required to work with the Company, diligently and in good faith, to consummate a merger. During the first six months of the agreement, BG was not permitted to solicit any offer to purchase BG, and was not permitted to respond to any unsolicited offer. In addition to the above, BG granted the Company exclusive sales and marketing rights to certain BG products and the Company has committed to purchase certain minimum quantities of various BG products at agreed-upon prices. In the event no agreement to merge the companies on mutually acceptable terms can be reached before termination of the agreement, BG will be entitled to keep the $100,000 cash payment as consideration for its performance under the agreement. In October of 2004, the Company agreed to pay BG an additional $100,000 as prepayment of future inventory purchases and BG agreed to extend certain terms of the agreement by six months. As of December 31, 2004, the Company has paid BG $50,000 of this amount and it is recorded in these financial statements as deposits - inventory.

8.    STOCKHOLDERS’ EQUITY

In 2001, the Company sold 4,000,000 shares of common stock for $1,000,000  in a public offering. Included with the purchase of the shares was a  Class A warrant and a Class B warrant. The Class A warrants expired on  August 5, 2004 and were exercisable at a price of $0.50 per share. The Class B warrants had an initial term of 2 years after exercise of the attached Class A warrant and were exercisable at a price of $3.00 per  share. The B warrants expired on August 5, 2004. The warrants were detachable from the common stock but were not separable from each other  until the Class A warrant was exercised.

Year ended December 31, 2002:

In 2002, 101,000 Class A warrants were exercised for 101,000 shares of common stock for a total of $50,500. As of December 31, 2003, 2,000 shares had not been issued and were thereby shown in these financial statements as stock not issued but owed to buyers. These shares were issued in 2004. 3,111,000 Class A warrants were outstanding as of December 31, 2002. No Class B warrants have been exercised as of December 31, 2002.

In 2002, the Company sold 315,000 shares of preferred stock, series A, for $787,500. The shares were issued in the year ended December 31, 2003. This preferred stock contained a beneficial conversion feature. The feature allows the holder to convert the preferred to 10 shares of common stock one year after buying the shares. A discount on preferred shares of $618,700 relating to the beneficial conversion feature was recorded which is amortized over a one year period beginning with the date the shareholders purchased their shares. As of December 31, 2002, $576,806 has been amortized to retained earnings. At December 31, 2002, the unamortized discount on preferred shares was $233,294.

In the fourth quarter of 2002, 102,000 shares of preferred stock, series A, were converted to 1,020,000 shares of common stock.

In January of 2002, an agreement was signed with Office Radio Network for consulting services to be performed from January 5, 2002 to January 5, 2003. As compensation for consulting services, the Company gave Office Radio Network $15,000 and issued 150,000 shares of common stock. The shares of common stock were issued on November 19, 2002. Using the market value on the date the agreement was signed, the shares were valued at $111,000 and recorded as a debit in the equity section of the balance

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

sheet as unamortized cost of stock issued for services. The expense was amortized over the one-year period of the agreement. Consulting expense relating to this agreement was $109,612 and $1,388 for the years ended December 31, 2002 and 2003.

In January of 2002, three agreements were signed for consulting services to be performed. The agreements paid 300,000 shares to the consultants in exchange for $3,000, an executed note receivable for $27,000, and services to be rendered. Using the market value on the date the agreements were signed, the shares were valued at $237,000. Value of the shares over consideration given was $207,000 and was recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. In 2003, $18,000 on the note receivable was received and a valuation allowance of $9,000 has been used to offset the resulting note receivable from the transaction and therefore $0 was reflected in the asset section of the balance sheet for the note receivables as of December 31, 2003. The expense was amortized over a one-year period. Consulting expense relating to these agreements was $198,210 and $8,790 for the years ended December 31, 2002 and 2003. In 2004, one of the consultants filed suit against the Company. The suit was settled whereby the former consultant returned 100,000 shares of common stock for cancellation in exchange for forgiveness of the $9,000 note receivable and $250,000 paid in March and April of 2004. This settlement was expensed as consulting expense in the year ended December 31, 2004.

In April of 2002, an agreement was signed with The Equitable Group, LLC for consulting services to be performed from March 26, 2002 to September 26, 2002. As compensation for consulting services, the Company agreed to issue up to 600,000 shares of common stock, of which 100,000 were nonrefundable, to the consultant. The Company issued 100,000 shares on April 9, 2002. Using the market value on the date the agreement was signed, the 100,000 shares were valued at $51,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock given for services. On May 2, 2002, the Company terminated the agreement. Upon termination of the agreement all unamortized costs were amortized as consulting expense. Consulting expense relating to this agreement was $51,000 for the year ended December 31, 2002.

In April of 2002, an agreement was signed with Muir, Crane, & Co. for consulting services to be performed April 2, 2002 to April 2, 2003. As compensation for consulting services the Company agreed to pay a retainer of $4,000 per month and issue 200,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $95,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. At December 31, 2002, the consulting agreement had been terminated and all costs were amortized. Consulting expense relating to this agreement was $95,000 for the year ended December 31, 2002. Due to the cancellation of the agreement, the consultant sued the Company and in February of 2004 was paid $35,000 to settle the case. The $35,000 has been recorded as consulting expense in the year ended December 31, 2004.

In April of 2002, an agreement was signed with Sam Hamra for consulting services to be performed April 18, 2002 to April 18, 2003. As compensation for consulting services the Company agreed to issue 70,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $39,200 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. As compensation, Mr. Hamra was also issued options to purchase 100,000 shares of preferred stock at a strike price of $2.50 per share. This preferred stock was convertible into 1,000,000 shares of common stock after a period of one year. The options expired when the preferred stock offering closed on July 31, 2003. Using the Black-Scholes pricing model, the options were valued at $311,222 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. At December 31, 2002, the consulting agreement had been terminated and all costs were amortized. Consulting expense relating to this agreement was $350,517 for the year ended December 31, 2002.

In June of 2002, an agreement was signed with Liquid Solutions Corp. for consulting services to be performed June 10, 2002 to September 10, 2002. As compensation for consulting services the Company agreed to issue 500,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $155,000 and recorded as a debit in the equity section of the balance sheet

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

as unamortized cost of stock issued for services. The expense was amortized over the three months of the agreement. Consulting expense relating to this agreement was $155,000 for the year ended December 31, 2002.

In August of 2002, an agreement was signed with Atlantic Services, Ltd., a foreign corporation based in Costa Rica, for consulting services to be performed August 15, 2002 to August 15, 2003. As compensation for consulting services the Company agreed to issue 125,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $43,750 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The expense was amortized over the one-year period of the agreement. Consulting expense relating to this agreement was $16,625 and $27,125 for the years ended December 31, 2002 and 2003.

In September of 2002, an agreement was signed with Art Malone, Jr. for consulting services to be performed September 10, 2002 to March 10, 2003. As compensation for consulting services the Company agreed to issue 250,000 shares of common stock upon signing of the agreement and another 250,000 shares upon the consummation or signing of a celebrity brought directly or indirectly by Mr. Malone as an endorser. Only 250,000 shares were issued pursuant to this agreement. Using the market value on the date the agreement was signed, the shares were valued at $60,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The expense was amortized over the six-month period of the agreement. Consulting expense relating to this agreement was $37,200 and $22,800 for the years ended December 31, 2002 and 2003.

In October of 2002, an agreement was signed with Patrick Armstrong of Titan Entertainment Group for consulting services to be performed November 5, 2002 to November 5, 2003. As compensation for consulting services the Company agreed to issue 100,000 shares of common stock and 250,000 options for 250,000 shares of common stock. The options have a strike price of $.30 and expire ten years from date of issuance. Using the market value on the date the agreement was signed, the shares were valued at $39,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. Using the Black-Scholes pricing model, the options were valued at $57,471 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. All costs were amortized over the one-year period of the agreement. Consulting expense relating to this agreement was $17,010 and $79,461 for the years ended December 31, 2002 and 2003.

In October of 2002, an agreement was signed with Larry Stessel of Titan Entertainment Group for consulting services to be performed November 5, 2002 to November 5, 2003. As compensation for consulting services the Company agreed to issue 100,000 shares of common stock and 250,000 options for 250,000 shares of common stock. The options have a strike price of $.30 and expire ten years from date of issuance. Using the market value on the date the agreement was signed, the shares were valued at $39,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. Using the Black-Scholes pricing model, the options were valued at $57,471 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. All costs were amortized over the one-year period of the agreement. Consulting expense relating to this agreement was $17,010 and $79,461 for the years ended December 31, 2002 and 2003.

In December of 2002, an agreement was signed with Atlantic Services, Ltd., a foreign corporation based in Costa Rica, for consulting services to be performed December 2, 2002 to June 2, 2003. As compensation for consulting services the Company agreed to issue 300,000 shares of common stock and the president of the Company agreed to issue 300,000 options to purchase 300,000 shares of common stock owned by him personally. The options have a strike price of $.05 and expire 30 days after the lock-up period ends on the President’s shares. Using the market value on the date the agreement was signed, the shares were valued at $114,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. Using the Black-Scholes pricing model, the options were valued at $99,099 and recorded as a credit to additional paid in capital - common stock and a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the six-month

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

period of the agreement. Consulting expense relating to this agreement was $21,807 and $191,292 for the years ended December 31, 2002 and 2003.

In December 2002, an agreement was signed with Worldwide Financial Marketing, Inc. for consulting services to be performed December 15, 2002 to December 15, 2003. As compensation for consulting services the Company agreed to issue 300,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $120,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the one-year period of the agreement. Consulting expense relating to this agreement was $5,333 and $114,667 for the years ended December 31, 2002 and 2003.

Year ended December 31, 2003:

In 2003, 1,966,000 Class A warrants were exercised for 1,966,000 shares of common stock for a total of $983,000. Also in 2003, 394,600 Class A warrants were exercised for 394,600 shares of common stock for services rendered. As of December 31, 2003, 2,000 shares had not been issued and are thereby shown in these financial statements as stock not issued but owed to buyers. These shares were issued in 2004.

In 2003, 16,600 Class B warrants were exercised for 16,600 shares of common stock for a total of $49,800.

In 2003, 260,000 options were exercised for 260,000 shares of common  stock for a total of $65,000. As of December 31, 2003, 181,000 shares had  not been issued and were thereby shown in the financial statements as stock not issued but owed to buyers. These shares were issued in 2004.

In 2003, the Company sold 1,468,300 shares of preferred stock, series A, for $3,670,750. The preferred stock offering closed on July 31, 2003. This preferred stock contained a beneficial conversion feature. The feature allows the holder to convert the preferred to 10 shares of common stock one year after buying the shares. A discount on preferred shares of $3,451,720 relating to the beneficial conversion feature was recorded which was amortized over a one-year period beginning with the date the shareholders purchased their shares. As of December 31, 2004, 2003 and 2002, $1,886,576, $1,798,438 and $576,806 has been amortized to retained earnings.

During 2003, 238,000 shares of preferred stock, series A, were converted to 2,380,000 shares of common stock.

In February 2003, an agreement was signed with Tom Puccio for consulting services to be performed February 15, 2003 to August 25, 2003. As compensation for consulting services the Company agreed to issue 300,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $93,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost was amortized over the six-month period of the agreement. Consulting expense relating to this agreement was $93,000 for the year ended December 31, 2003.

In July 2003, the Company entered into an endorsement agreement with the recording artist Sting through Steerpike Ltd. The agreement grants 1,100,000 options in exchange for future endorsements of SLS products. Each option is convertible into one share of common stock at a strike price of $0.25 and is exercisable for a period of five years. Expense associated with the options will be recorded over the two-year period of the agreement beginning July 31, 2003 and ending July 31, 2005. Expense will be recorded at fair market value, using the Black-Scholes pricing model, on an accelerated method, thereby recording a larger portion of the costs in the earlier months of the two-year period. Consulting expense relating to this agreement was $1,027,985 and $1,142,432 for the years ended December 31, 2004 and 2003. Expenses to be recorded in the year December 31, 2005 are unknown at this time because they are partly based on the market price over the year. As of December 31, 2004 approximately 1,047,000 of the 1,100,000 options have been earned and expensed.

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

In October 2003, an agreement was signed with Zane Sellis for consulting services to be performed October 28, 2003 to October 28, 2005. As compensation for consulting services the Company agreed to issue 3,226 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $5,162 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $2,580 and $453 for the years ended December 31, 2004 and 2003. On December 31, 2004 there was $2,129 remaining in unamortized stock issued for services for this agreement.

In November 2003, an agreement was signed with George Iordanou for consulting services to be performed November 6, 2003 to November 6, 2005. As compensation for consulting services the Company agreed to issue 3,226 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $4,774 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $2,388 and $360 for the years ended December 31, 2004 and 2003. On December 31, 2004 there was $2,027 remaining in unamortized stock issued for services for this agreement.

In November 2003, an agreement was signed with William Fischbach for consulting services to be performed November 10, 2003 to November 10, 2006. As compensation for consulting services the Company agreed to issue 400,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $780,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the three-year period of the agreement. Consulting expense relating to this agreement was $260,000 and $36,329 for the years ended December 31, 2004 and 2003. On December 31, 2004 there was $483,671 remaining in unamortized stock issued for services for this agreement. The agreement also calls for the issuance of options, not to exceed an aggregate of 800,000, to Mr. Fischbach on January 1 or each year based on the previous year’s performance levels. No options were issued on January 1, 2004 or 2005 under this agreement. The agreement also calls for additional compensation to Mr. Fischbach in the form of a cash fee of 2% of the dollar amount of value provided in a merger, acquisition, or other transaction resulting directly from Mr. Fischbach’s services. As of December 31, 2004, no cash fee has been earned, paid, or accrued.

In November 2003, an agreement was signed with Edward Decker for consulting services to be performed November 20, 2003 to November 20, 2005. As compensation for consulting services the Company agreed to issue 7,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $15,050 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $7,524 and $845 for the years ended December 31, 2004 and 2003. On December 31, 2004 there was $6,681 remaining in unamortized stock issued for services for this agreement.

In November 2003, an agreement was signed with Christoper Obssuth for consulting services to be performed November 20, 2003 to November 20, 2005. As compensation for consulting services the Company agreed to issue 7,000 shares of common stock. Using the market value on the date the agreement was signed, the shares were valued at $15,050 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The cost will be amortized over the two-year period of the agreement. Consulting expense relating to this agreement was $7,524 and $845 for the years ended December 31, 2004 and 2003. On December 31, 2004 there was $6,681 remaining in unamortized stock issued for services for this agreement.

Year ended December 31, 2004:

In 2004, 322,400 Class A warrants were exercised for 322,400 shares of common stock for a total of $161,200. All of the remaining Class A warrants expired on August 5, 2004.

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

In 2004, 6,000 Class B warrants were exercised for 6,000 shares of common stock for a total of $18,000. All of the remaining Class B warrants expired on August 5, 2004.

In 2004, no Class C warrants were exercised. As of December 31, 2004 3,721,000 Class C warrants are outstanding.

In 2004, no options were exercised for shares of common stock.

In 2004, 1,200,600 shares of preferred stock, series A, were converted to 12,006,000 shares of common stock.

In 2004, 100,000 shares of common stock were returned to the Company and cancelled as part of a lawsuit settlement.

In 2004, 300,000 shares of common stock were issued for the merger with Evenstar, Inc. See Note 7.

In 2004, the Company commenced an offering of Series B preferred stock and sold 272,100 shares of preferred stock, series B, for $5,102,250, net of expenses. This preferred stock contains a beneficial conversion feature. The feature allows the holder to convert the preferred to 10 shares of common stock six months after buying the shares. Attached to each preferred share is ten Class C warrants. Each Class C warrant has a term of three years and provides the right to purchase one share of our common stock at $7.00 per share. If the average closing market price for our common stock is equal to or greater than $10.50 for a period of 30 days, then such warrants are capable of being repurchased with a 30-day notice, at a price of $.001 per warrant. A discount on preferred shares of $2,211,300 relating to the beneficial conversion feature was recorded and was amortized over the six-month period beginning with the date the shareholders purchased their shares. As of December 31, 2004, $2,211,300 has been amortized to retained earnings. At December 31, 2004, the unamortized discount on preferred shares was $0.

In 2004, 76,050 shares of preferred stock, series B, were converted to 760,500 shares of common stock.

In February of 2004, an agreement was signed with Ryan Schinman for consulting services to be performed indefinitely. As compensation for consulting services the Company agreed to issue 50,000 options on the date of signing and 10,000 options per month thereafter. The options have a term of ten years and a strike price equal to the market price on their grant date. The strike price for the options granted in 2004 ranges from $1.45 to $3.10. Using the Black-Scholes pricing model, the options were valued at $215,600 and recorded as a consulting expense for the year ended December 31, 2004.

In June 2004, the Company entered into an endorsement / consulting agreement with the recording artist Quincy Jones through Global Drumz, Inc. The Company made a cash payment of $250,000 to Global Drumz, Inc. on the date of the agreement. Pursuant to the agreement, the Company granted options to purchase 1,000,000 shares of its common stock in exchange for future endorsements of its products and various other consulting services. The option has a strike price of $2.00 and is exercisable for a period of five years. The Company also issued 1,000,000 Class C warrants, with a five-year term, for 1,000,000 additional shares of common stock at an exercise price of $7.00 per share. In the event that the closing price of its common stock does not exceed $7.00 per share for a period of five consecutive business days during the period commencing on June 2, 2004 and ending on the expiration of the term of the options, the Company shall pay additional compensation of $250,000. Expense associated with the options was recorded over the six-month vesting period of the agreement. The options and warrants automatically vest as to 50% of the stock covered thereby upon the effective date of the agreement and as to one-sixth of the remaining stock covered thereby monthly thereafter. Expense was recorded at fair market value, using the Black-Scholes pricing model, on an accelerated method, thereby recording a larger portion of the costs in the earlier months of the six-month period. Consulting expense relating to this agreement was $1,658,888 for the year ended December 31, 2004.

In October of 2004, an agreement was signed with Atlantic Services, Ltd., a foreign corporation based in Costa Rica, for consulting services to be performed October 15, 2004 to January 15, 2005. As

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

compensation for consulting services the Company agreed to issue 300,000 shares of common stock. As of December 31, 2004 these shares have not been issued and are therefore listed in these financial statements as common stock not issued but owed to buyers. Using the market value on the date the agreement was signed, the shares were valued at $480,000 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The expense is amortized over the three-month period of the agreement. Consulting expense relating to this agreement was $400,000 for the year ended December 31, 2004. On December 31, 2004, there was $80,000 remaining in unamortized cost of stock issued for services for this agreement.

In February of 2005, an agreement was signed with 3CD Consulting, LLC for consulting services to be performed November 18, 2004 to November 17, 2007. As compensation for consulting services the Company agreed to issue 1,000,000 options for shares of common stock. The options have a term of 3 years and a strike price of $2. Using the Black-Scholes pricing model, the options were valued at $814,781 and recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The expense is amortized over the three-year period of the agreement. Consulting expense relating to this agreement was $31,996 for the year ended December 31, 2004. On December 31, 2004, there was $782,785 remaining in unamortized cost of stock issued for services for this agreement.

9.   UNAMORTIZED COST OF STOCK AND OPTIONS ISSUED FOR SERVICES

As detailed in Note 8, during the years ended December 31, 2004, 2003 and 2002, the Company issued or agreed to issue 3,815,452 shares of common stock, granted 2,500,000 options for common stock, and 100,000 options for preferred stock as part of consulting agreements that were to be expensed over various time periods. The value of stock issued and options granted totaled $1,294,781, $913,036 and $1,599,213 for the years ended December 31, 2004, 2003 and 2002. This cost is recorded as a debit in the equity section of the balance sheet as unamortized cost of stock issued for services. The balance is amortized into consulting expense over the lives of the various consulting agreements. For the years ended December 31, 2004, 2003 and 2002, $712,012, $656,816 and $1,074,229 were amortized into consulting expense. Unmerited cost of stock issued for services was $781,204 as of December 31, 2003, and $1,363,974 as of December 31, 2004.

10.  CONSULTING AND INVESTOR RELATIONS SERVICES

Consulting and investor relation services expense was $4,982,014,  $3,104,153, and $1,303,770 for the years ended December 31, 2004, 2003 and 2002. Consulting and investor relation expenses incurred in 2004, 2003, and 2002 are detailed below:

Consulting expenses relating to stock issued for consulting agreements was $712,012, $656,816, and $1,074,229 (See Note 8) in the years ended December 31, 2004, 2003, and 2002 and relating to options issued for consulting agreements was $3,467,254, $1,142,432, and $0 (See Note 8) for the years ended December 31, 2004, 2003, and 2002.

Included in consulting expense for the year ended December 31, 2004 is $250,000 paid to Global Drumz, Inc as part of an agreement signed in June of 2004 (See Note 8).

Included in consulting expense for the year ended December 31, 2004 is $250,000 paid in settlement of a lawsuit brought by a former consultant (See Note 8).

Ronald Gee contracted with SLS for promotional services and was paid $335,000 to disseminate information pursuant to the Company’s obligation under the Exchange Act. All services were rendered in the third and fourth quarter of the year ended December 31, 2003.

Atlantic Services Ltda, DBA Atlantic Services and Phantasma Holding Corp/Red Sea Mgt. located in Costa Rica contracted with SLS and was paid $100,000 to provide SLS consultation and to identify and introduce companies/individuals that may be potential agents, partners, distributors, spokespeople and/or investors. All services were rendered in the third quarter of the year ended December 31, 2003. Berkshire

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

International LLC DBA Phantasma Holding Corp/Berkshire located in Costa Rica contracted with SLS to provide the services of business development to identify and introduce companies that may be potential partners, support in the implementation of a marketing program and to promote the image of the Company and was paid $150,000. The term of the agreement was from August 11 to November 11, 2003.

Fitzgerald Galloway contracted with SLS to identify private or public companies for merger and/or acquisition with or by SLS for a period from July 23, 2003 to August 23, 2003 and was paid a fee of $20,000.

Wall Street Investor Relations Corp contracted with SLS for public relations, investor relations and capital raising for a period completed by September 30, 2003 and received a fee of $8,000.

G. Ghecko Enterprises DBA Red Sea Management, located in Costa Rica, contracted with SLS and was paid $50,000 to provide SLS consultation and the service of business development to identify and introduce companies that may be potential partners. The contract was later voided and a refund of $50,000 was received in January 2004.

Art Malone, Jr. provided services for the purpose of securing the appropriate mechanisms to market SLS’s products for a fee of $15,000. The services were from September 1, 2003 to December 31, 2003.

Bill Fischbach provided services for the purpose of public relations, retail distribution contacts, and business development to the Company for a fee of $78,870. The services were rendered in the third quarter of 2003.

Various individuals and corporations performed consulting services and investor relation services for the Company during the years ended December 31, 2004, 2003, and 2002 and were paid $352,748, $548,035, and $229,541.

11.  STOCK OPTIONS

In 2002, the Company granted 500,000 options for common stock as part of consulting agreements detailed in Note 8. In 2003, the Company issued 1,100,000 options for common stock as part of consulting agreements as detailed in Note 8 and 145,000 employee options as detailed in Note 12. In 2004, the Company issued 2,285,000 options for common stock as part of consulting agreements as detailed in Note 8 and 75,000 employee options as detailed in Note 12. The following table summarizes the options granted and assumptions used in determining their value, using the Black-Scholes pricing model:

	2002	2003	2004

Dividend Yield	0%	0%	0%
Weighted Average Expected Stock Volatility	29%	146.60%	31.01%
Weighted Average Risk Free Interest Rate	2.70%	3.46%	3.47%
Expected Option Lives	6 months to 10 years	5 years	3 to 5 years
Value of Options Granted	$426,164	$1,142,432 *	$3,484,352 **

——————

*

Only options earned in 2003 are valued here. Options to be earned in 2004 and 2005 have not been valued as they will be valued on the date they are earned. See Note 8.

**

Only options earned in 2004 are valued here. Total value includes some options issued in 2003 that were not valued until the date they were earned. Options to be earned in 2005 have not been valued as they will be valued on the date they are earned. See Note 8.

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

		Weighted		Weighted		Weighted
Options	2002	Average	2003	Average	2004	Average

Outstanding at beginning of year	—	$—	500,000	$.30	1,485,000	$.27

Granted	500,000	0.30	1,245,000	0.25	2,360,000	2.04

Exercised	—	—	260,000	0.25	—

Expired	—	—	—	—	—

Outstanding at end of year	500,000	$0.30	1,485,000	$0.27	3,845,000	$1.26

12.  EMPLOYEE STOCK OPTIONS

During the year ended December 31, 2003, the Company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, effective as of the beginning of the year. There had been no previous grants of options to employees and therefore this adoption has no effect on financial statements prior to 2003. There were no employee stock options in any year prior to 2003.

The board of directors approved 145,000 options for employees and directors in the year ended December 31, 2003. The options vested immediately. 10,000 options were approved for each of three board members for their roles as directors of the company. 115,000 options were approved for employees of the Company for services rendered. Using the Black-Scholes pricing model, in accordance with the fair value recognition provision of FASB Statement No. 123, the options were valued at $23,134 and recorded as compensation expense in the year ended December 31, 2003.

The following table summarizes the options granted in 2003 and assumptions used in determining their value, using the Black-Scholes pricing model:

Dividend Yield	0%
Weighted Average Expected Stock Volatility	52.5%
Weighted Average Risk Free Interest Rate	4.04%
Expected Option Lives	10 years
Value of Options Granted	$23,134

Options	2003	Weighted
		Average

Outstanding at beginning of year	—	—

Granted	145,000	$0.25

Exercised	—	—

Expired	—	—

Outstanding at end of year	145,000	$0.25

The board of directors approved 75,000 options for directors in the year ended December 31, 2004. The options vested immediately. 25,000 options were approved for each of three board members for their roles as directors of the company. Using the Black-Scholes pricing model, in accordance with the fair value recognition provision of FASB Statement No. 123, the options were valued at $87,786 and recorded as compensation expense in the year ended December 31, 2004.

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

The following table summarizes the options granted in 2004 and assumptions used in determining their value, using the Black-Scholes pricing model:

Dividend Yield	0%
Weighted Average Expected Stock Volatility	32.36%
Weighted Average Risk Free Interest Rate	4.53%
Expected Option Lives	10 years
Value of Options Granted	$87,786

		Weighted
Options	2004	Average

Outstanding at beginning of year	145,000	$0.25

Granted	75,000	2.21

Exercised	—	—

Expired	—	—

Outstanding at end of year	220,000	$0.92

13.  SUBSEQUENT EVENTS

From January 1 to February 24, 2005, 104,173 shares of preferred stock, series A, were converted into 1,041,730 shares of common stock.

From January 1 to February 24, 2005, 3,000 shares of preferred stock, series B, were converted into 30,000 shares of common stock.

In January of 2005, the Company appointed two new directors to its board of directors.

In January of 2005, the Company issued 830,000 options to two new directors of the Company. The options have a term of five years and a strike price of $2.50.

In January of 2005, an agreement was signed with New AV Ventures, LLC (AV) for consulting services to be performed January 31, 2005 to January 31, 2010. As compensation for consulting services the Company agreed to issue 300,000 shares of common stock. As of February 24, 2005 no stock had been issued in relation to this agreement. The Company also agreed to give AV a percentage of future sales to certain vendors and one option to purchase one share of common stock for each $100 of sales to vendors generated by AV provided that AV shall not be entitled to receive in excess of 700,000 options. The options will have a term of five years and have a strike price equal to the average price of the Company’s common stock for the five trading days immediately prior to January 1 of the following year.

In December of 2004, the Company entered into a lease with a company 50% owned by the President of the Company. The lease contained an option to purchase the building for $3,500,000. In February of 2005, the Company exercised the option and purchased the building. The Company paid rent of $18,750 for January of 2005 before the purchase was finalized.

In January of 2005, the Company completed a private placement of 15,000 shares of its Series C Preferred stock for an aggregate purchase price of $15,000,000. This preferred stock contained a beneficial conversion feature. The feature allows the holder to convert each share of preferred to 400 shares of common stock one year after buying the shares and accrues a 6% premium to the stated value of the shares of preferred stock, which would be convertible into additional shares of common stock. Attached to each preferred share are 400 Class D warrants. Each Class D warrant has a term of five years and provides the right to purchase one share of our common stock at $6.00 per share, subject to certain adjustments. The Company may redeem the warrants and may require the holders to convert the preferred stock to common

SLS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

stock if certain conditions are met. The Company received $10,000,000 of the aggregate purchase price in December of 2004 prior to the closing of the placement. The remaining $5,000,000 was received in January of 2005. Expenses related to the placement were $1,150,581 in December of 2004 and $446,271 in January of 2005. The amount received in 2004 has been offset by the expenses incurred in 2004 and recorded on these financial statements as deposits on Series C preferred stock in the amount of $8,849,420 as of December 31, 2004. Expenses in 2004, associated with the offering, are legal costs of $132,558 and expenses related to a finder’s fee. The finder was compensated 6% of the gross offering funds received, $600,000, and 40,000 warrants for every $1,000,000 raised in the offering. For 2004, the finder received 400,000 warrants, which were valued at $418,023. Expenses in 2005, associated with the offering, are legal costs of $37,260, a finder’s fee of $300,000, and 200,000 warrants for the finder valued at $209,011.

In 2005, the Company intends to make a rescission offer to all warrant holders who exercised warrants during the period from May 1, 2002 through May 10, 2004. During such period, the registration statement that the Company filed with the US Securities and Exchange Commission to register the common stock issuable upon exercise of the warrants may not have been “current” because it had not been amended to include the Company’s most recent audited financial statements. As a result, the former warrant holders may be entitled to rescind their purchases and the Company has decided to make the rescission offer. Once made, the rescission offer is open for 30 days. The rescission offer would require the Company to purchase warrants back at their original exercise price, $.50 for the Class A warrants and $3.00 for the Class B warrants, at each warrant holder’s option. The current market price is well above the $.50 exercise price of the Class A warrants so no adjustment to the financial statements for the years ended December 31, 2004 and 2003 has been made for the rescission offer. The current market price is below the $3.00 exercise price of the Class B warrants. Only 16,600 Class B warrants were issued in the period, so any effect of the rescission offer would be immaterial to these financial statements, therefore, no adjustment has been made. If all warrant holders accepted the rescission offer, the Company would be required to pay $1,340,700 plus interest, which amount would be reduced to the extent of the proceeds from any sales of the underlying common stock by the former warrant holders. Acceptance of the rescission offer by all former warrant holders could have a material adverse effect on these financial statements.

From 2001 to 2003, we sold shares of our Convertible Preferred Stock, which is reflected in these financial statements as our Series A Preferred Stock. The Company recently discovered that the certificate of designation for the Convertible Preferred Stock had not been filed, and the Company made such filing in December of 2004. The delay in filing the certificate of designation may have resulted in the shares of Convertible Preferred Stock not being validly issued. The Company is making an assessment of the effects of the delay and will determine what actions it will take, if any, to remedy the effects of the delay. As of December 31, 2004, there were 346,873 shares outstanding. All other convertible preferred stock has been converted to common stock on a 10-to-1 basis, at a conversion price of $0.25 per share. Because the current stock price is well above the conversion price, no adjustments to these financial statements have been recorded for this.